SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934
ECO2 Plastics, Inc. (Name of the Issuer)
ECO2 Plastics, Inc. (Name of Persons Filing Statement)
Common Stock, par value $0.001 Series A Preferred Stock, par value $0.001 Series B-1 Preferred Stock, par value $0.001 (Title of Class of Securities)
Common Stock: 27885H105 Series A Preferred Stock: 27885H3030 Series B-1 Preferred Stock: 27885H204 (CUSIP Number of Class of Securities)

Raymond M. Salomon
ECO2 Plastics, Inc., PO Box 760, Riverbank, CA 95367
209-863-6200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of persons filing statement)

This statement is filed in connection with (check the appropriate box):

a.	[X]The filing of solicitation materials or an information statement subject to Regulation 14A , Regulation 14C , or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	[ ] The filing of a registration statement under the Securities Act of 1933.

c.	[ ] A tender offer.

d.	[ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction [ ]

Instruction: Eight copies of this statement, including all exhibits, should be filed with the Commission.

Calculation of Filing Fee:

Transaction Valuation*	Amount of Filing Fee
$2.45	$0.00013671

*Calculated solely for the purposes of determining this filing fee.  This amount assumes the acquisition of 49 shares of common stock for $0.05 per share in cash in lieu of issuing fractional shares to holders of less than 2,000 shares of common stock after the proposed reverse stock split.  The Amount of the Filing Fee was determined by multiplying the Transaction Valuation by 0.00005580.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ...................................................................................
Form or Registration No.: ..................................................................................
Filing Party: ..................................................................................................
DATE FILED: ....................................................................................................

Introduction

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by ECO2 Plastics, Inc., a Delaware corporation (“ECO2” or the “Company”), in connection with a 1-for-2,000 reverse stock split transaction (the “Reverse Stock Split”).  On July 2, 2009, ECO2’s Board of Directors (the “Board”) approved, and a total of 27 stockholders owning 559,446,780 shares of common stock, Series A Preferred and Series B-1 Preferred, outstanding as of July 2, 2009, consented in writing to the 1-for-2000 reverse stock split transaction. Such approval and consent constitute the unanimous approval of the Board of the Company and the consent of a majority of the total number of issued and outstanding shares of common stock, Series A Preferred and Series B-1 Preferred of the Company, including a majority of the outstanding stock of each class entitled to vote thereon as a class, and is sufficient under the Delaware General Corporation Law (the "DGCL") and under ECO2’s Bylaws to approve the corporate action.

This Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “SEC”) concurrently with the filing of ECO2’s amended preliminary information statement on Schedule 14C (the “Information Statement”) pursuant to Regulation 14C under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Information Statement, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Information Statement. As of the date hereof, the Information Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended as necessary to reflect such completion or amendment of the Information Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Information Statement.

All parenthetical references under the various items in this Schedule 13E-3 are references to the corresponding items contained in Regulation M-A under the Exchange Act.

Item 1. Summary Term Sheet

•
The Board and a majority of the Company’s holders of Common Stock, Series A Preferred and Series B-1 Preferred have approved a resolution to effect a Reverse Stock Split of our issued and outstanding shares of Common Stock, Series A Preferred and Series B-1 Preferred.

•
Each share of Common Stock, Series A Preferred and Series B-1 Preferred issued and outstanding immediately prior to the effective date of the Reverse Stock Split will be reclassified as and changed into 0.0005 of one share of Common Stock, Series A Preferred and Series B-1 Preferred.

•
No fractional shares of Common Stock or preferred stock shall be issued upon effectiveness of the Reverse Stock Split.  For those shareholders owning fewer than 2,000 shares of Company stock immediately before the transaction, the Reverse Stock Split will afford them the opportunity to receive cash for their shares at a price that represents three times the average closing price during the 90 day period prior to July 6, 2009, the filing date of the preliminary Schedule 14C which announced the proposed Reverse Stock Split transaction.

•	The principal effect of the Reverse Stock Split will be to decrease the number of outstanding shares of Common Stock and preferred stock.
Class of Shares	Shares Outstanding, Pre-Reverse Stock Split (as of July 2, 2009)	Shares Outstanding, Post-Reverse Stock Split
Common Stock	561,681,045	280,792
Preferred Stock	478,625,888	239,313

•	The Common Stock and preferred stock issued pursuant to the Reverse Stock Split will be fully paid and nonassessable.
•
The respective relative voting rights and other rights that accompany the Common Stock or preferred stock will not be altered by the Reverse Stock Split, and the Common Stock and preferred stock will continue to have a par value of $.001 per share.

•
Consummation of the Reverse Stock Split will not alter the number of our authorized shares of Common Stock, which will remain at 2,500,000,000, or our preferred stock which will remain at 1,700,000,000.

Item 2. Subject Company Information

(a)           The name of the subject company is ECO2 Plastics, Inc.  ECO2’s principal executive offices are located at 5300 Claus Road, Riverbank, CA 95367 and our telephone number is 209-863-6200.

(b)           The information set forth in the Information Statement under “Information on Consenting Stockholders” is incorporated herein by reference.

(c)           Trading Market and Price.  ECO2’s common stock, preferred stock, warrants and convertible debt securities are not traded on a registered securities exchange, or the NASDAQ.  The market for our common stock and preferred stock may be affected by overhang from the convertible debt securities and warrants. ECO2’s common stock is quoted on the National Association of Securities Dealers OTC Bulletin Board. The following table sets forth the range of high and low bid quotations for each fiscal quarter for the past two (2) years. These quotations reflect inter-dealer prices without retail mark-up, mark-down, or commissions, and may not necessarily represent actual transactions.

FISCAL QUARTER ENDED	HIGH BID	LOW BID
June 30, 2009	$.02	$.01
March 31, 2009	$.02	$.01
December 31, 2008	$.02	$.01
September 30, 2008	$.02	$.02
June 30, 2008	$.05	$.05
March 31, 2008	$.05	$.05
December 31, 2007	$.08	$.07
September 30, 2007	$.15	$.13
June 30, 2007	$.21	$.19

(d)           Dividends.  The Company has not paid any dividends during the last two years.  The Company intends retain all available funds and any future earnings for use in the operation of our business and we do not anticipate declaring or paying cash dividends for the foreseeable future.

(e)           Prior Public Offerings.  ECO2 has not made an underwritten public offering of its common stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.

(f)           Prior Stock Purchases.  ECO2 has not purchase any shares of its capital stock during the two years preceding the date of the filing of this Schedule 13E-3.

Item 3. Identity and Background of Filing Person

(a)-(c)           The information set forth in Item 2(a) above is incorporated herein by reference.  ECO2 is managed by its directors and executive officers.  The directors of ECO2 are G. Thompson Hutton, Rodney S. Rougelot, Alex Millar, John Moragne, William Whittaker and David Buzby.  The executive officers are Rodney S. Rougelot and Raymond M. Salomon.  The address of each director and officers of ECO2 is c/o ECO2 Plastics, Inc., P.O. 760, Riverbank, CA 95367 and its telephone number is 209-863-6200.  All of the directors and executive officers of ECO2 are United States citizens.  During the last five years, neither ECO2 nor, to its knowledge, any of its directors or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.

Item 4. Terms of the Transaction

(a)	Material Terms. The information contained in Item 1of this Schedule 13E-3 is incorporated herein by reference.

(c)           Different Terms. The information set forth in the Information Statement under “NOTICE TO STOCKHOLDERS OF ACTION APPROVED BY CONSENTING STOCKHOLDERS - Future Dilution; Anti-Takeover Effects,” and “- Federal Income Tax Consequences” is incorporated herein by reference.

(d)           Appraisal Rights.  The information set forth in the Information Statement under “NOTICE TO STOCKHOLDERS OF ACTION APPROVED BY CONSENTING STOCKHOLDERS” is incorporated herein by reference.

(e)           Provisions for Unaffiliated Security Holders.  The information set forth in the Information Statement under “ADDITIONAL AND AVAILABLE INFORMATION” and “STATEMENT OF ADDITIONAL INFORMATION” are incorporated herein by reference.

(f)           Eligibility for listing or trading.  Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)           Transactions.  During the three months ended June 30, 2009, pursuant to terms of a stock purchase agreement we entered into with holders of the majority of our existing outstanding Series C convertible notes payable, we received cash of approximately $2.0 million and retired $150,000 of deferred compensation due to our chief executive officer and approximately $35,000 of accounts payable to two service providers, and in exchange we issued approximately $2.2 million of convertible notes payable, which bear interest at 8% and are due, together with accrued interest, in June 2012 (the “Series D Notes”). The Series D Notes are convertible into shares of our Series D Convertible Preferred stock, and upon written election at the discretion of holders of 60% or more of the aggregate principal amount of Series D Notes then outstanding, the entire principal amount of such notes, together with all accrued interest shall be converted at a price per share equal to $0.0017 (subject to appropriate adjustment for all stock splits, subdivisions, combination, recapitalizations and the like.

Certain Directors, Officers and their affiliates are holders of the Company’s notes payable in the aggregate amount of approximately $5.7 million and $9.3 million at December 31, 2008 and 2007, respectively.  Accrued interest payable on the notes approximated $134,000 and $846,000 at December 31, 2008 and 2007, respectively.  Amounts payable at December 31, 2007 were exchanged for shares of Company common stock in 2008.  Included in accounts payable to related parties at December 31, 2008 and 2007 is approximately $36,000 and $55,000 due to certain of the Company’s officers, primarily relating to deferred compensation and expense reimbursements owed.

The Company entered into a supply agreement with a company (the “Purchaser”), which holds approximately $1.5 million of Convertible Notes due December 2011 and warrants to purchase approximately 50 million shares of Company common stock, and which has the right to and has designated a person to be a member of the Company’s Board of Directors.  The Supply Agreement was entered into prior to the Purchaser’s acquisition of securities.  Pursuant to terms of the Supply Agreement, among other things, if the Purchaser is in need of at least 1.5 million pounds of Products (as defined) for any calendar month during the three year term, then the Purchaser shall order its requirements for 1.5 million pounds from the Company, and the Company has agreed to sell Products to the Purchaser in accordance to a contractual pricing formula.  During 2008, sales of Product to Purchaser approximated $1.7 million.  Accounts receivable from Purchaser at December 31, 2008 approximated $73,000.

Pursuant to an agreement for legal services with The Otto Law Group, PLLC (“OLG”), a law firm, the managing partner of which was until December 2008 one of the Company’s Directors, the Company periodically issued to the law firm vested non-forfeitable common shares, and proceeds from the sale of such shares by the firm and reported to the Company were credited against invoice amounts due for legal services. During 2008 and 2007, the Company incurred fees for OLG legal services of approximately $327,000 and $293,000, respectively.   In March 2008, the Company issued approximately 12.0 million shares of its common stock in exchange for satisfaction of accounts payable to the firm of approximately $567,000.  At June 30, 2009, accounts payable due to the firm for services of $121,703.10 are included in accounts payable to related party.

In 2008, the Company entered into an agreement with a former officer pursuant to terms of which, among other things, the officer ceased employment with the Company and the employment agreement entered into by the Company and officer in 2006 terminated.  In connection with this agreement, the Company paid the former officer approximately $75,000, the officer transferred to the Company 717,949 shares of Company common stock, and the Company issued 2.5 million shares of its common stock and paid $50,000 cash to a third party.  As a result, the Company recorded expense of approximately $178,000 in 2008.

During 2008, holders of outstanding Director Notes and Short-term notes, which had an outstanding principal amount of approximately $2.9 million and $4.6 million and related accrued interest payable of $318,000 and $206,000, respectively, exchanged all such notes and accrued interest for 152,843,413 shares of the Company’s Series A Convertible Preferred Stock and 111,240,040 shares of the Company’s Series B-1 Convertible Preferred Stock.

During 2008, the Company’s Chief Executive Officer loaned the Company $270,000 pursuant to terms of short-term notes payable bearing interest at 15%, of which $175,000 was repaid.  The remaining $95,000 and related accrued interest of approximately $6,000 were exchanged for convertible notes payable, which were subsequently converted into a warrant to purchase 3,385,800 shares of common stock and a convertible note, which is convertible into shares of the Company’s Series C Convertible Preferred Stock.

Pursuant to an agreement for legal services with OLG, the managing partner of which was until December 2008 one of the Company’s Directors.  During 2008, the Company incurred fees for OLG legal services of approximately $327,000.   In March 2008, the Company issued approximately 12.0 million shares of its common stock in exchange for satisfaction of accounts payable to the firm of approximately $567,000.

In 2008, the Company entered into an agreement with a former officer pursuant to terms of which, among other things, the officer ceased employment with the Company and the employment agreement entered into by the Company and officer in 2006 terminated.  In connection with this agreement, the Company paid the former officer approximately $75,000, the officer transferred to the Company 717,949 shares of Company common stock, and the Company issued 2.5 million shares of its common stock and paid $50,000 cash to a third party.

(b)(5)           Significant Corporate Events.  The information set forth in the Information Statement under “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference.

On December 16, 2008, Alex Millar was appointed as director of the Company, effective December 17, 2008.   Since July 2002, Mr. Millar has served as the Managing Director of Peninsula Packaging, LLC.  Mr. Millar’s appointment was made in connection with that certain Convertible Note and Warrant Purchase Agreement dated December 17, 2008.

On June 4, 2008, the Board of the Company appointed and elected G. Thompson Hutton as Chairman of the Board of the Company and appointed and elected David Buzby as a Director of the Board of the Company.  Both appointments were made in connection with that certain Convertible Note and Warrant Purchase Agreement dated June 6, 2008.

On June 5, 2008, the Board of the Company appointed and elected John Moragne as a Director of the Board of the Company in connection with that certain Convertible Note and Warrant Purchase Agreement dated June 6, 2008.  Mr. Moragne is a co-founder of Trident Capital and has been a Managing Director since 1993.

(c)           Negotiations or Contracts.  The information set forth in Item 5(a) in this Schedule 13E-3 is incorporated herein by reference.

As of June 4, 2008, ECO2 received $6.5 million pursuant to a private placement of the Company’s securities (the “Financing”) led by venture capital firms Trident Capital, Inc. and Thompson Hutton, LLC. As a result, the Company has issued 336,240,039 shares of its Series B-1 Convertible Preferred Stock (the “Series B-1 Preferred”).  The Series B-1 Preferred was deemed issuable on June 4, 2008 (the “Initial Closing”) at a price of $0.02 per share.  The Financing was initiated by ECO2.

Since July 2007, the Company has received a total aggregate amount of $5,338,000 in bridge loans from various investors. Each lender received, and each loan was secured with, a promissory note (the “Note”).  All or any portion of the Note, any accrued interest thereon and all other sums due under the Note, is due and payable on demand within 180 days of the Note.  As a condition of the Initial Closing, the principal and accrued interest underlying these Notes converted into Series A Convertible Preferred Stock (the “Series A Preferred”) at an average of $0.0382 per share.  As a result of the Initial Closing and the conversion of the Notes, the Company issued 152,843,409 shares of Series A Preferred.

In connection with executing a subscription agreement, investors receiving either the Series B-1 Preferred or the Series A Preferred executed an investor rights agreement that provides various registration rights. Upon receipt of written notice of holders of at least 40% of the then outstanding registrable securities, on or after the date that is 90 days after the Initial Closing, one or more registration statements to enable the resale of the shares of common stock issued or issuable upon conversion of the preferred stock, together with any shares of capital stock issued or issuable, from time to time, upon any reclassification, share combination, share subdivision, stock split, share dividend or similar transaction or event or otherwise as a distribution on, in exchange for or with respect to any of the foregoing, in each case held at the relevant time by a holder of Series A Preferred, Series B-1 Preferred or other holder of Company preferred or common stock with applicable registration rights.

Additionally, in connection with the Initial Closing and the above referenced Financing agreements, G. Thompson Hutton, David Buzby and John Moragne (each, an “Investor Designee”) were appointed to the Company’s Board and three existing members of the Company’s Board resigned.

On December 17, 2008, ECO2 received total commitments for $3.4 million in the form of a convertible secured bridge loan (the “Loan”) provided by certain investors, including Trident Capital, Inc., G. Thompson Hutton and Peninsula Packaging, LLC. The Loan is secured by all assets of the Company.  Pursuant to the Loan, the investors received common stock purchase warrants (the “Warrants”) to purchase an aggregate of 113,333,220 shares of the Company’s common stock at an exercise price of $0.015 per share.  The Warrants are exercisable at any time prior to April 14, 2015.  The December Financing (defined below) was initiated by ECO2.

The Loan was obtained as part of a total bridge financing of $3.4 million from certain accredited investors to be made pursuant to the terms of a note and warrant purchase agreement, (the “December Financing”).  The purpose of the December Financing was to fund the ordinary course working capital needs of the Company.  None of the proceeds of the Loans was used to reduce or retire any existing debt of the Company (other than for trade payables).  In connection with the December 17, 2008 closing, certain investors in the Company received a Convertible Note and Warrant Purchase Agreement containing certain representations and warranties made by the Company in respect to Company obligations, including the use of proceeds from the financing.

Additionally, in connection with the December Financing, Peninsula Packaging, LLC obtained the right to appoint a member to the Company’s Board.

(e)           Agreements Involving the Company's Securities.  None.

Item 6. Purposes of the Transaction and Plans or Proposals

(b)           Use of Securities Acquired.  The shares of common stock acquired by the Company as a result of the Reverse Stock Split will be retired, which will reduce the number of outstanding shares.

(c)           Plans.           Upon effectiveness of the Reverse Stock Split, the Company’s (i) common stock shall be eligible for termination of registration under section 12(g)(4) of the Exchange Act and (ii) obligation to file reports under Section 15(d) of the Exchange Act shall be suspended. The Company does not intend (i) to terminate its registration under section 12(g)(4) of the Exchange Act and (ii) to suspend its reporting obligations under Section 15(d) of the Exchange Act.

Item 7. Purposes, Alternatives, Reasons and Effects

(a)           Purposes for the Rule 13E-3 Transaction.  The information set forth in the Information Statement under  “NOTICE TO STOCKHOLDERS OF ACTION APPROVED BY CONSENTING STOCKHOLDERS - Reasons for the Proposed Reverse Stock Split” is incorporated herein by reference.

(b)           Alternatives.  None.

(c)           Reasons.  The information set forth in the Information Statement under  “NOTICE TO STOCKHOLDERS OF ACTION APPROVED BY CONSENTING STOCKHOLDERS - Reasons for the Proposed Reverse Stock Split” is incorporated herein by reference.

(d)           Effects.  The information set forth in the Information Statement under “NOTICE TO STOCKHOLDERS OF ACTION APPROVED BY CONSENTING STOCKHOLDERS” is incorporated herein by reference.

Item 8. Fairness of the Transaction

(a)           Fairness. ECO2 reasonably believes that the Rule 13e-3 transaction is fair to unaffiliated security holders.  No directors dissented to or abstained from voting on the Rule 13e-3 transaction.  The information set forth in the Information Statement under “NOTICE TO STOCKHOLDERS OF ACTION APPROVED BY CONSENTING STOCKHOLDERS” is incorporated herein by reference.

(b)           Factors Considered in Determining Fairness. The information set forth in the Information Statement under “NOTICE TO STOCKHOLDERS OF ACTION APPROVED BY CONSENTING STOCKHOLDERS” is incorporated herein by reference.  The following factors were considered by the Board and each were weighed equally: (i) to reduce the total number of shares outstanding to a more customary range for a public company, (ii) to allow the Company's shares to trade at an expected higher price per share following the Reverse Stock Split, and (iii) to help promote a more stable market for the Common Stock in the future.

(c)           Approval of security holders.  The information set forth in the Information Statement under “CONSENTING STOCKHOLDERS” is incorporated herein by reference.

(d)           Unaffiliated representative.  A majority of directors who are not employees of the Company have not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Reverse Stock Split transaction and/or preparing a report concerning the fairness of the Reverse Stock Split transaction.

(e)           Approval of directors. The Reverse Stock Split was approved by a majority of the directors of the Company who are not employees of the Company.

(f)           Other Offers.  None.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)           Report, Opinion or Appraisal. ECO2 has not received any report, opinion (other than an opinion of counsel) or appraisal from an outside party that is materially related to the Reverse Stock Split, including, but not limited to: any report, opinion or appraisal relating to the consideration or the fairness of the consideration to be offered to security holders or the fairness of the Reverse Stock Split to the issuer or affiliate or to security holders who are not affiliates.

(b)           Preparer and summary of the report, opinion or appraisal. Not applicable.

(c)           Availability of Documents. Not applicable.

Item 10. Source and Amounts of Funds or Other Consideration

(a)           Source of Funds.                                The total aggregate amount of consideration to be used in the Reverse Stock Split transaction to repurchase fractional shares of capital stock is approximately $4,000.00 and shall be paid out of the Company’s working capital account.

(b)           Conditions.  None.

(c)           Expenses. Expenses incurred or estimated to be incurred in connection with the Reverse Stock Split are as follows:

Accounting:	$1,000
Legal:	$6,000
Filing Fees:	$0.00013671
Miscellaneous:	$4,100

(d)           Borrowed Funds.  None.

Item 11. Interest in Securities of the Subject Company

(a)           Securities Ownership. The information set forth in the Information Statement under “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference.

(b)           Securities Transactions. During the three months ended June 30, 2009, pursuant to terms of a stock purchase agreement we entered into with holders of the majority of our existing outstanding Series C convertible notes payable, we received cash of approximately $2.0 million and retired $150,000 of deferred compensation due to our chief executive officer and approximately $35,000 of accounts payable to two service providers, and in exchange we issued approximately $2.2 million of convertible notes payable, which bear interest at 8% and are due, together with accrued interest, in June 2012 (the “Series D Notes”). The Series D Notes are convertible into shares of our Series D Convertible Preferred stock, and upon written election at the discretion of holders of 60% or more of the aggregate principal amount of Series D Notes then outstanding, the entire principal amount of such notes, together with all accrued interest shall be converted at a price per share equal to $0.0017 (subject to appropriate adjustment for all stock splits, subdivisions, combination, recapitalizations and the like.  Among the directors, officers and affiliates, the following received a Convertible Note:

Name of Director, Officer or Affiliate:	Amount of Convertible Note(s):
Rodney S. Rougelot	$150,000.00
Whittaker Capital Partners, LLC, William Whittaker, Manager	$301,074.00
Whittaker Valley River Partners, LLC, William Whittaker, Manager	$8,000.00
Whittaker Northwest Partner I, LP, William Whittaker, Manager	$8,000.00
Hutton Living Trust Dated 12/10/1996, G. Thompson Hutton Trustee	$53,344.88
Trident Capital Fund-VI, L.P.	$532,470.53
Trident Capital Fund-VI Principals Fund, L.L.C.	$20,612.47
Peninsula Packaging, LLC	$602,115.00

Item 12. The Solicitation or Recommendation

       (d)           Intent to Tender or Vote in a Going-Private Transaction.  To the extent known by the Company, after making reasonable inquiry, no executive officer, director or affiliate of the Company currently intends to tender or sell subject securities owned or held by that person and/or how each person currently intends to vote subject securities, including any securities the person has proxy authority for.

(e)           Recommendations of Others. To the extent known by the Company, after making reasonable inquiry, no person specified in paragraph (d) of this section has made a recommendation either in support of or opposed to the Reverse Stock Split.

Item 13. Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of:
    ECO2 Plastics, Inc.:

We have audited the accompanying balance sheets of ECO2 Plastics, Inc. as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2008.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ECO2 Plastics, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has reported net losses from inception, including a net loss of approximately $24.0 million and used cash for operating activities of approximately $9.9 million during the year ended December 31, 2008, and, as of December 31, 2008, had a working capital deficiency of approximately $3.3 million and an accumulated deficit of approximately $102.8 million.  These matters raise substantial doubt about the Company’s ability to continue as a going concern.  Management's plans as to these matters are also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

SALBERG & COMPANY, P.A.

Boca Raton, Florida
March 19, 2009 (except for the last paragraph of Note 11, as to which the date is April 13, 2009)

ECO2 Plastics, Inc.
Balance Sheets
(in thousands, except share and per share data)

	December 31,
	2008	2007
Current assets:
Cash and cash equivalents	$1,577	$101
Accounts receivable, net of allowance of $10 and $48	318	581
Inventories	48	475
Prepaid expenses and other current assets	-	2
Total current assets	1,943	1,159
Property and equipment, net	9,104	7,864
Deferred debt issue costs, net	139	445
Other assets	70	47

Total assets	$11,256	$9,515

Current liabilities:
Accounts payable	$1,481	$2,900
Accounts payable to related parties	132	692
Accrued liabilities	651	645
Accrued interest on notes payable
Due to related parties	134	846
Due to others	65	801
Notes payable, net of debt discount
Due to related parties, net of debt discount of $1,171 and $1,856	1,455	7,415
Due to others, net of debt discount of $597 and $2,558	792	5,910
Current portion of note payable to California Integrated Waste Management Board (CIWMB)	209	200
Participation Certificates obligations issued prior to 2004	354	354
Total current liabilities	5,273	19,763
Non-current liabilities:
Note payable to CIWMB, net of current portion and debt discount	1,299	1,507
Convertible notes payable, net of debt discount
Due to related parties, net of debt discount of $3,078	41	-
Due to others, net of debt discount of $324	5	-
Total non-current liabilities	1,345	1,507
Total liabilities	6,618	21,270
Commitments and contingencies (Note 10)
Stockholders' equity (deficit)
Preferred stock, $0.001 par value, 1,700,000,000 shares authorized,
Series A convertible, 152,843,414 shares authorized, issued and
outstanding, preference in liquidation $4,585	153	-
Series B-1 convertible, 336,240,039 shares authorized, 328,630,238 shares
issued and outstanding, preference in liquidation $6,573	329	-
Series B-2 convertible, 140,000,000 shares authorized, none issued and outstanding	-	-
Series C convertible, 400,000,000 shares authorized, none issued and outstanding	-	-
Common stock, $0.001 par value, 2,500,000,000 shares authorized,
556,453,298 and 190,920,594 shares issued and outstanding	557	191
nil and 7,180,000 shares issuable	-	7
Additional paid-in capital	106,351	66,843
Deferred stock-based consulting	-	(24)
Accumulated deficit	(102,752)	(78,772)
Total stockholders' equity (deficit)	4,638	(11,755)

Total liabilities and stockholders' equity (deficit)	$11,256	$9,515

See accompanying notes to financial statements

ECO2 Plastics, Inc.
Statements of Operations
(in thousands, except per share data)

	Years ended December 31,
	2008	2007

Revenue	$6,690	$4,339
Cost of goods sold	5,741	4,220
Gross margin	949	119
Operating expenses
Plant operations and technology development	8,730	6,877
General and administrative, including stock-based
compensation expense of $1,305 and $5,987	4,504	9,273

Total operating expenses	13,234	16,150

Loss from operations	(12,285)	(16,031)
Other income (expense)
Interest expense, including amortization of debt discount and
debt issue costs of $7,419 and $14,868	(8,237)	(16,595)
Excess of fair value of common stock issued in exchange
for notes, interest and accounts payable and warrants	(3,458)	-
Total other income (expense)	(11,695)	(16,595)

Loss before income taxes	(23,980)	(32,626)
Income taxes	-	-

Net loss	(23,980)	(32,626)

Beneficial conversion feature related to Series A and
Series B-1 Convertible Preferred Stock	(8,957)	-

Net loss attributable to holders of common stock	$(32,937)	$(32,626)

Net loss attributable to holders of common stock
per common share, basic and diluted	$(0.07)	$(0.21)

Weighted average shares used in computing net loss attributable
to holders of common stock per common share, basic and diluted	488,613,632	152,660,718

See accompanying notes to financial statements.

ECO2 Plastics, Inc.
Statement of Changes in Stockholders' Equity (Deficit)
For the Years Ended December 31, 2008 and 2007
(in thousands, except share data)

	Convertible Preferred Stock						Common Stock		Additional	Deferred
	Series A		Series B-1		Common stock		Issuable		paid-in	stock-based	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	consulting	deficit	Total
Balance at December 31, 2006					114,263,824	$114	15,083,715	$15	$48,747	$-	$(46,146)	$2,730
Issuance of shares recorded as issuable in 2006					15,083,715	15	(15,083,715)	(15)				-
Value of warrants issued with notes payable									8,961			8,961
Shares issued for warrant exercises					4,119,596	4			(2)			2
Shares issued upon conversion of notes payable
and related accrued interest					32,730,740	33			3,159			3,192
Share based payments -
Shares issued and issuable for services					4,890,411	5	180,000	-	898	(24)		879
Warrants issued for services									279			279
Warrants issued for executive compensation									204			204
Shares vested for executive compensation					13,240,000	13			(13)			-
Shares issued for executive compensation					1,100,000	1			291			292
Shares issuable for executive compensation							7,000,000	7	402			409
Shares issued for accrued compensation					492,308	1			132			133
Shares issued for settlement					5,000,000	5			670			675
Stock-based compensation expense									3,115			3,115
Net loss											(32,626)	(32,626)
Balance at December 31, 2007					190,920,594	191	7,180,000	7	66,843	(24)	(78,772)	(11,755)
Amortization of deferred stock-based consulting										24		24
Value of warrants issued with notes payable									540			540
Stock-based compensation expense									1,086			1,086
Shares issued in exchange for accounts payable					15,944,077	16			813			829
Shares vested for executive compensation					7,700,000	8			(8)			-
Shares issued in exchange for notes payable,
accrued interest and warrants					325,853,917	326			17,786			18,112
Issuance of shares previously recorded as issuable					7,000,000	7	(7,000,000)	(7)				-
Preferred shares issued in exchange for:
Notes payable and related accrued interest	152,843,414	$153	111,240,040	$111					7,598			7,862
Cash			165,000,000	165					3,135			3,300
"old" Series A preferred stock			60,000,000	60					1,140			1,200
Stock issue costs									(242)			(242)
Decrease in shares issuable					(357,143)	-	(180,000)	-				-
Value of beneficial conversion feature and warrants
issued with convertible notes payable									7,464			7,464
Value of warrants issued for services									144			144
Shares issued in connection with separation agreement					2,500,000	3			65			68
Shares returned and cancelled in connection
with separation agreement					(717,949)	(1)			(13)			(14)
Shares issued upon conversion of preferred stock			(7,609,802)	(7)	7,609,802	7						-
Net loss											(23,980)	(23,980)
Balance at December 31, 2008	152,843,414	$153	328,630,238	$329	556,453,298	$557	-	$-	$106,351	$-	$(102,752)	$4,638

See accompanying notes to financial statements.

ECO2 Plastics, Inc.
Statements of Cash Flows
(in thousands)

	Years ended December 31,
	2008	2007
Cash flows from operating activities:
Net loss	$(23,980)	$(32,626)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	1,439	1,135
Impairment of long-lived assets	252	-
Excess of fair value of common stock issued and issuable in exchange
for accounts payable, notes payable, accrued interest and warrants	3,458	-
Stock-based compensation and settlement expense	1,328	5,987
Change in fair value of warrants and derivatives	-	-
Amortization of debt issue costs and discount	7,419	14,868
Changes in operating assets and liabilities:
Accounts receivable	263	(580)
Inventory	427	(262)
Prepaid expenses and other assets	(21)	50
Accounts payable	(1,247)	2,590
Accrued liabilities	798	1,538
Other	(13)	106
Net cash used by operating activities	(9,877)	(7,194)
Cash flows from investing activities:
Purchase of property, plant & equipment	(2,932)	(3,201)
Net cash used by investing activities	(2,932)	(3,201)
Cash flows from financing activities:
Decrease in restricted cash in CIWMB escrow	-	-
Payments on CIWMB note payable	(200)	(191)
Proceeds from issuance of notes payable	10,968	11,057
Principle payments on notes payable	(475)	(300)
Proceeds from issuance of preferred stock	4,500	-
Proceeds from exercise of warrants	-	2
Payments of stock issue costs	(242)	-
Payments of debt issue costs	(266)	(169)
Net cash provided by financing activities	14,285	10,399
Net increase in cash and cash equivalents	1,476	4
Cash and cash equivalents, beginning of year	101	97
Cash and cash equivalents, end of year	$1,577	$101
Supplemental disclosures of cash flow information:
Cash paid for interest	$91	$78
Cash paid for income taxes	$-	$-

Supplemental disclosures of non-cash investing and financing activities:
Debt discount	$8,003	$8,413
Deferred debt issue costs	$-	$82
Common stock exchanged for notes payable, accrued interest and warrants	$13,031	$-
Common stock exchanged for accounts payable and accrued liabilities	$754	$750
Preferred stock exchanged for notes payable and accrued interest	$7,862	$-
Common stock exchanged for preferred stock	$152	$-
Common stock issued for debt conversion and settlement	$-	$3,116
Constructive Dividend	$8,957	$-

See accompanying notes to financial statements.

ECO2 Plastics, Inc.
Notes to Financial Statements
As of December 31, 2008 and 2007 and for the years then ended

Note 1. Description of Business and Summary of Significant Accounting Policies

Organization and Business – ECO2 Plastics, Inc., (“ECO2”) or the (“Company”) was incorporated under the laws of the State of Delaware in 2000, and formed for purposes of acquiring certain patented technology and development of a worldwide market.  ECO2 has developed a unique and revolutionary process referred to as the Eco2TM Environmental System (the “Eco2 Environmental System”). The Eco2 Environmental System cleans post-consumer plastics, without the use of water, at a substantial cost savings versus traditional methods (the “Process”). This Process is both patented and patent-pending and is licensed from Honeywell Federal Manufacturing & Technologies, LLC (“Honeywell”) and the Department of Energy on an exclusive basis for the patent life. Since its inception, ECO2 has invested in the development of the technology and equipment comprising the Eco2 Environmental System, which includes a “Process Patent” granted in 2007. This included building several scaled up versions of the Prototype Eco2 Environmental System (the “Prototype”), testing of the Prototypes, building a pilot plant, evaluating the product produced by the Prototype and real-time testing. The Company’s first full scale production facility was constructed in Riverbank, California and is now producing saleable product and ramping up to commerical scale operations as it further develops the process.  ECO2’s goal is to build and operate plastic recycling plants in the USA that utilize the Eco2 Environmental System and to expand the Eco2 Environmental System worldwide. ECO2’s growth strategy includes organic growth, strategic acquisitions and licensing or partnership agreements, where appropriate.

Business risks and uncertainties - The Company operates in the evolving field of plastics materials recycling and its business is reliant on its licensing of technology from Honeywell. New developments could both significantly and adversely affect existing and emerging technologies in the field. The Company's success in developing additional marketable products and processes and achieving a competitive position will depend on, among other things, its ability to attract and retain qualified management personnel and to raise sufficient capital to meet its operating and development needs. There can be no assurance that the Company will be successful in accomplishing its objectives.

Basis of presentation and Going Concern - The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate the Company’s continuation as a going concern. Since inception, the Company has reported losses and operating activities have used cash, and it has a working capital deficiency that has raised substantial doubt about its ability to continue as a going concern. The Company reported a net loss of approximately $24.0 million for the year ended December 31, 2008, and operating activities used cash of approximately $9.9 million during the year ended December 31, 2008 and as of December 31, 2008, had a working capital deficit of $3.3 million and accumulated losses from inception of $102.8 million.

The Company’s Board of Directors and Chief Executive Officer continue to be actively involved in discussions and negotiations with investors in order to raise additional funds to finance new equipment, and to provide adequate working capital for operations with a near-term goal of generating positive cash flow from operations.  During the three months ended December 31, 2008, the Company received approximately $3.4 million from new and existing investors in exchange for convertible notes payable bearing interest at 8%, due in December 2011 and collateralized by a pledge of substantially all of the Company’s assets, subordinate only to CIWMB borrowings, and warrants to purchase approximately 113 million shares of Company common stock at $0.015 per share.   During the three months ended September 30, 2008, the Company received approximately $3.9 million from new and existing investors in exchange for convertible notes payable bearing interest at 15%, due in March 2009 and collateralized by a pledge of substantially all of the Company’s assets, subordinate only to CIWMB borrowings, and warrants to purchase approximately 129 million shares of Company common stock at $0.015 per share.   During the three months ended June 30, 2008, the Company received $1.2 million from loans from new and existing investors, and received $4.5 million from sales of 225 million shares of its convertible preferred stock, and issued approximately 264 million shares of its convertible preferred stock in exchange for outstanding promissory notes having a principal balance of approximately $7.5 million and related accrued interest payable of $525,000.   During the three months ended March 31, 2008, the Company (i) received approximately $2.2 million from loans from new and existing investors, (ii) entered into agreements with holders of certain notes payable pursuant to which the Company issued approximately 243.9 million shares of Company common stock in consideration for conversion of all convertible notes payable of  $13.2 million together with related accrued interest of approximately $1.7 million and the surrender of outstanding warrants to purchase approximately 38.6 million shares of Company common stock, (iii) entered into agreements with related party and non-related party creditors providing for issuance of  approximately 15.9 million shares of Company common stock as payment for accounts payable or accrued amounts owed of $754,000, and (iv) entered into agreements with holders of warrants to purchase Company common stock pursuant to which the Company issued 81.9 million shares of its common stock in exchange for the cancellation of warrants to purchase approximately 124.2 million shares.

As a result of our new production technology beginning to come online, and to reduce plant operating costs and use of cash during the ramp-up period, we decided to direct most production to the new technology equipment and accordingly reduced operations of prior technology production equipment.  In the near term, production volumes and revenues will decrease as the new technology comes on line and then are expected to increase as throughput increases as a percentage of capacity. In connection with reducing prior technology production in mid-November 2008, we terminated approximately 85 employees at our Riverbank plant, thus reducing our workforce to approximately 35 employees. As production volume increases over the next several months, similarly, our workforce is expected to increase.

At December 31, 2008, the Company has cash and cash equivalents of approximately $1.6 million and a working capital deficit of $3.3 million, compared to cash and cash equivalents of approximately $101,000 and a working capital deficit of $18.6 million at December 31, 2007.  At December 31, 2008, the Company had total stockholders’ equity of $4.6 million as compared with total stockholders’ deficit of $11.8 million at December 31, 2007.  While the Company’s financial position and condition is much improved, at December 31, 2008, the Company does not have sufficient cash to meets it needs for the next twelve months.  There is no assurance that continued financing proceeds will be obtained in sufficient amounts necessary to meet the Company's needs. In view of these matters, continuation as a going concern is dependent upon the Company's ability to meet its financing requirements, raise additional capital, and the future success of its operations.  The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

Summary of Significant Accounting Policies - Significant accounting policies used in preparation of the Company’s financial statements are summarized below.

Use of estimates in the preparation of financial statements - Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The more significant accounting estimates inherent in the preparation of the Company's financial statements include estimates as to the depreciable lives of property and equipment, valuation and impairment of long-lived assets, valuation of accounts receivable and inventories, valuation and classification of equity related instruments and derivatives issued and issuable, and valuation allowance for deferred income tax assets.

Cash and cash equivalents - The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months when purchased to be cash equivalents.

Accounts Receivable and allowance for doubtful accounts - The Company’s accounts receivable are due from companies in the packaging, manufacturing and recycling industries.  Payments from customers are due within 30 days of the invoice if a satisfactory credit review has been completed by us.  If not satisfactory, payment is required in advance of shipment. Accounts receivable are stated at amounts due from customers net of an allowance for doubtful accounts.  Accounts outstanding beyond payment terms are considered past due.  The Company determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligations, and the condition of the general economy and industry as a whole.  The Company writes off accounts receivable when they become uncollectible, and payments subsequently collected on such accounts are credited to the allowance for doubtful accounts.

Inventories–Inventories are recorded at lower of cost, determined on a first-in-first out basis, or market.

Property and equipment – Property and equipment are recorded at cost less accumulated depreciation.  Expenditures for major additions and improvements are capitalized, and minor maintenance, repairs and replacements are charged to expense as incurred.  When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations.  Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets, which are three years for furniture and equipment, and seven years for the recycling plant.

Impairment of  long-lived assets – Management evaluates the recoverability of the Company’s long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” which generally requires the assessment of these assets for recoverability when events or circumstances indicate a potential impairment exists. Events and circumstances considered by the Company in determining whether the carrying value of long-lived assets may not be recoverable include, but are not limited to: significant changes in performance relative to expected operating results, significant changes in the use of the assets, significant negative industry or economic trends, a significant decline in the Company’s stock price for a sustained period of time, and changes in the Company’s business strategy. In determining if impairment exists, the Company estimates the undiscounted cash flows to be generated from the use and ultimate disposition of these assets. If impairment is indicated based on a comparison of the assets’ carrying values and the undiscounted cash flows, the impairment loss is measured as the amount by which the carrying amount of the assets exceeds the fair market value of the assets.

Deferred debt issue costs – The Company capitalizes direct incremental costs paid to third parties incurred in connection with borrowings.  These costs are amortized as an adjustment to interest expense over the life of the borrowing.

Debt discount – The Company records, as applicable, fees paid to lenders, the fair value of warrants issued with debt securities, value of beneficial conversion features of convertible debt, or fair value of derivatives embedded in convertible debt instruments relating to debt securities, as a debt discount, which is amortized as an adjustment to interest expense over the borrowing term.

Contingencies - Certain conditions may exist as of the date financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Company management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be reasonably estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable would be disclosed.

Fair value of financial instruments - The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles. For certain of the Company's financial instruments, including cash and cash equivalents, receivables, accounts payable and accrued liabilities, the carrying amounts approximate fair value due to their short maturities. Amounts recorded for notes payable, net of discount, also approximate fair value because current interest rates offered to the Company for debt of similar maturities are substantially the same.

Accounting for Derivatives – The Company evaluates its convertible debt, options, warrants or other contracts to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for under Statement of Financial Accounting Standards 133 “Accounting for Derivative Instruments and Hedging Activities” and related interpretations including EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”.   The result of this accounting treatment is that under certain circumstances the fair value of the derivative is marked-to-market each balance sheet date and recorded as a liability.  In the event that the fair value is recorded as a liability, the change in fair value is recorded in the statement of operations as other income or expense.  Upon conversion or exercise of a derivative instrument, the instrument is marked to fair value at the conversion date and then that fair value is reclassified to equity. Equity instruments that are initially classified as equity that become subject to reclassification under SFAS 133 are reclassified to liability at the fair value of the instrument on the reclassification date.

Revenue recognition - The Company recognizes revenue when there is persuasive evidence of an arrangement, the product has been delivered to the customer, the sales price is fixed or determinable, and collectability is reasonably assured. The Company recognizes revenues from sales of recycled products upon shipment to customers.  Amounts received in advance of when products are delivered are recorded as liabilities in the accompanying balance sheet.  Research or other types of grants from governmental agencies or private organizations are recognized as revenues if evidence of an arrangement exists, the amounts are determinable and collectability is reasonably assured with no further obligations or contingencies remaining.

Incentive grants from the California Department of Conservation recognized as revenues during 2008 and 2007 were approximately $368,000 and $117,000, respectively.

Cost of goods sold – Cost of goods sold includes the cost of raw materials processed, and in 2007 also includes $204,000 of write-downs for scrap and waste product.

Income taxes - The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been included  in financial statements or tax returns. Under this method, deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts expected to be realized.  The Company continues to provide a full valuation allowance to reduce its net deferred tax asset to zero, inasmuch as Company management has not determined that realization of deferred tax assets is more likely than not. The provision for income taxes represents taxes payable for the period and change during the period in net deferred tax assets and liabilities.

The Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” (“FIN 48”) on January 1, 2007. The Company has identified its federal income tax return and state income tax return in California as “major” tax jurisdictions, as defined. The periods subject to examination for our federal and California state income tax returns are the tax years ended in 2000 and thereafter, since the Company has net operating loss carryforwards for tax years starting in 2000. The Company believes its income tax filing positions and deductions will be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to FIN 48, and no cumulative effect adjustment was recorded related to the adoption of FIN 48. The Company’s policy for recording interest and penalties associated with audits, if any,  is to record such items as a component of income (loss) before taxes. If applicable, penalties and interest paid are recorded in interest and other expense and interest received is recorded in interest income in the statement of operations.

Research and development cost – Research and development represent costs incurred in connection with the Company’s development of recycling processes, and such costs are expensed as incurred and included in technology development expenses. In 2006, the Company was developing its recycling processes and plant operations and technology development expense, which approximated $2.0 million, was considered research and development expense as the Company had not commenced operations other than at a testing level.  In 2008 and 2007, research and development expense approximated $36,000 and $121,000, respectively.

Shipping costs – Shipping cost related to purchased inventory is capitalized as part of inventory and ultimately recognized as cost of goods sold upon sale.  Cost incurred to ship products to customers is also recorded as cost of goods sold.

Stock-based compensation – The Company accounts for stock-based compensation in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 123R, Accounting for Stock-Based Compensation (“FAS 123R”). FAS 123R sets forth the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The statement requires that such transactions be accounted for using a fair-value-based method, which requires recording expense over the requisite service period for the fair value of options or warrants granted.

Basic and diluted net loss attributable to holders of common stock per common share - Basic net loss attributable to holders of common stock per common share is computed by dividing net loss attributable to holders of common stock, which is the net loss less the constructive dividend relating to the beneficial conversion feature related to Series A and Series B-1 Convertible Preferred Stock, by the weighted-average number of common shares outstanding during the period. Diluted net loss per common share is determined using the weighted-average number of common shares outstanding during the periods, adjusted for the dilutive effect of common stock equivalents, consisting of shares that might be issued upon exercise of common stock options, warrants or convertible promissory notes. In periods where losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.  Computations of net loss per share for the year ended December 31, 2008, exclude 347,056,717 shares issuable upon exercise of outstanding and issuable warrants to purchase common stock, 497,582,173 shares issuable upon conversion of outstanding convertible notes payable and 481,473,651 shares issuable upon conversion of outstanding convertible preferred stock. Computations of net loss per share for year ended December 31, 2007, exclude 135,651,501 shares relating to common stock issuable upon conversion of convertible notes payable, and 182,697,176 shares issuable upon exercise of outstanding and issuable warrants to purchase common stock. These common stock equivalents could have the effect of decreasing diluted net income per share in future periods.

Reclassifications – Certain amounts in the 2007 financial statements have been reclassified to conform to 2008 presentations.

Recent accounting pronouncements - In December 2006, the FASB issued FASB Staff Position No. EITF 00-19-2 “Accounting for Registration Payment Arrangements” (“FSP EITF 00-19-2”), which addresses an issuer’s accounting and disclosures relating to registration payment arrangements. In accordance with FSP EITF 00-19-2, registration payment arrangements are accounted for as an instrument separate and apart from the related securities and will be accounted for in accordance with Statement of Financial Accounting Standards No. 5 “Accounting for Contingencies,” accruing a liability if payment is probable and the amount can be reasonably estimated. Unless the Company enters into agreements providing for payments relating to registration arrangements, this pronouncement will have no effect on the Company’s results of operation, financial position or liquidity.

Effective January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), for financial assets and liabilities. Adoption of SFAS 157 did not have a material impact on the Company’s results of operations, financial position or liquidity. This standard defines fair value, provides guidance for measuring fair value and requires certain disclosures. This standard does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements. This standard does not apply measurements related to share-based payments. SFAS 157 discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The statement utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

The Company’s financial assets subject to fair value measurements at December 31, 2008 are comprised of cash and cash equivalents of approximately $1.6 million all of which are valued using Level 1 observable inputs.

In February 2008, the Financial Accounting Standards Board, or FASB, issued FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157”, which provides a one year deferral of the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. Therefore, the Company adopted the provisions of SFAS 157 with respect to its financial assets and liabilities only.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”), which is effective for fiscal years beginning after November 15, 2007.  Adoption of SFAS 159 did not have a material impact on the Company’s results of operations, financial position or liquidity.

In June 2007, the Emerging Issues Task Force of the FASB issued EITF Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services to be Used in Future Research and Development Activities, (“EITF 07-3”) which is effective for fiscal years beginning after December 15, 2007. EITF 07-3 requires that nonrefundable advance payments for future research and development activities be deferred and capitalized. Such amounts will be recognized as an expense as goods are delivered or services are performed. Adoption of EITF 07-3 did not have a material impact on the Company’s results of operations or financial position.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”), which replaces SFAS No. 141. SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The adoption of SFAS 141(R) will have an impact on accounting for future business combinations once adopted.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51” (“SFAS 160”), which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. In the absence of possible future investments, application of SFAS 160 will have no effect on the Company’s financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of SFAS No. 133. This statement changes the disclosure requirements for derivative instruments and hedging activities. SFAS No. 161 requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for the Company’s interim period beginning January 1, 2009. The Company does not use derivative financial instruments nor does it engage in hedging activities.  The Company is currently evaluating the impact of implementation of SFAS No. 161 on its financial position, results of operations and cash flows.

In June 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. This statement identifies the sources of generally accepted accounting principles and provides a framework, or hierarchy, for selecting the principles to be used in preparing U.S. GAAP financial statements for nongovernmental entities.  This statement makes the GAAP hierarchy explicitly and directly applicable to preparers of financial statements.  The hierarchy of authoritative accounting guidance is not expected to change current practice but is expected to facilitate the FASB‘s plan to designate as authoritative its forthcoming codification of accounting standards.  This statement is effective 60 days following the SEC’s approval of the PCAOB’s related amendments to remove the GAAP hierarchy from its auditing standards.

In June 2008, the Emerging Issues Task Force of the FASB issued EITF Issue No. 08-4, Transition Guidance for Conforming Changes to Issue No. 98-05 (“EITF 08-4”), which is effective for fiscal years ending after December 15, 2008, with earlier application permitted.  EITF 08-4 provides for, among other things, revisions to certain provisions of EITF 98-05, including nullification of guidance under EITF 98-05 that upon conversion, unamortized discounts for instruments with beneficial conversion features should be included in the carrying value of the convertible security that is transferred to equity at the date of conversion.  This nullification was made to update guidance to acknowledge the issuance of EITF Issue No. 00-27, which revised accounting guidance to require immediate recognition of interest expense for the unamortized discount.  In accordance with EITF 08-4 transition guidance, the Company has retrospectively applied the accounting guidance of EITF 00-27.  During 2008, certain convertible promissory notes payable were exchanged for shares of Company common stock, and as a result of adoption of EITF 00-27 accounting guidance the remaining unamortized debt discount of approximately $2.2 million was recognized as interest expense.  There was no cumulative effect for periods prior to 2008.

In June 2008, the Emerging Issues Task Force of the FASB issued EITF Issue No. 07-5, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock (“EITF 07-5”), which is effective for fiscal years ending after December 15, 2008, with earlier application not permitted by entities that has previously adopted an alternative accounting policy.  The adoption of EITF 07-5’s requirements will affect accounting for convertible instruments and warrants with provisions that protect holders from declines in the stock price (“round-down” provisions).  Warrants with such provisions will no longer be recorded in equity.  EITF 07-5 guidance is to be applied to outstanding instruments as of the beginning of the fiscal year in which the Issue is applied.  The cumulative effect of the change in accounting principle shall be recognized as an adjustment to the opening balance of retained earnings (or other appropriate components of equity) for that fiscal year, presented separately.  The cumulative-effect adjustment is the difference between the amounts recognized in the statement of financial position before initial application of this Issue and the amounts recognized in the statement of financial position at initial application of this Issue.  The amounts recognized in the statement of financial position as a result of the initial application of this Issue shall be determined based on the amounts that would have been recognized if the guidance in this Issue had been applied from the issuance date of the instrument.  The Company is in the process of determining the financial reporting (non-cash) effect of initial adoption of this accounting requirement for future financial statements, and does not expect adoption to have a material effect on its financial position, results of operations or cash flows.

Note 2.                      Inventories

Inventories at December 31 consist of the following (in thousands):

	2008	2007
Raw materials	$13	$274
Finished goods	35	201
Total	$48	$475

Note 3.  Property and Equipment

Property and equipment at December 31, consist of the following (in thousands):

	2008	2007
Furniture and equipment	$262	$265
Reclycling plant and construction in progress	12,063	9,390
Total property and equipment	12,305	9,655
Less accumulated depreciation	(3,201)	(1,791)
	$9,104	$7,864

During 2008, the Company ceased operating certain prior technology production assets, and in connection with a review for asset impairment, recorded impairment expense of $252,000, which is included in plant operations and technology development expense, representing the net book value of assets held for disposal, net of estimated net sales proceeds.  During 2007, the Company sold certain excess equipment with a net book value of approximately $170,000 and recognized a loss of approximately $96,000, which is included in general and administrative expense.  Depreciation expense was $1,438,976 and $1,134,460 in 2008 and 2007, respectively.

Note 4.  Concentrations and Major Customers

Technology License - The Company’s business is reliant on its licensing of technology from Honeywell.  Pursuant to terms of a license agreement entered into by the Company and Honeywell, as amended, the Company obtained an exclusive, nontransferable, worldwide license rights for the life of the underlying patent to practice the methods and to make, use, and sell the products and/or services and to certain sublicense rights, which are covered by the proprietary rights, limited to the field of use of separating and recovering motor oil from high density polyethylene plastic. Under this agreement, the Company is required to pay royalties at a rate of $0.005 per pound of recycled plastics sold, with minimum annual royalties of $100,000 for 2007, $200,000 for 2008 and $300,000 for 2009 and for years thereafter.  Honeywell may terminate this agreement in the event of, among other things, the nationalization of the industry which encompasses any products or services, any suspension of payments under the terms of the agreement by government regulation, a substantial change in ownership of the Company (whether resulting from merger, acquisition, consolidation or otherwise), another company or person acquiring control of the Company, or the existence of a state of war between the United States and any country where the Company has a license to manufacture products or provide services.

Cash in excess of federally insured limits - Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits.  The Company has never experienced any losses related to these balances.  Such amounts on deposit in excess of federally insured limits at December 31, 2008 approximated $870,000.

Major Customers - During the years ended December  31, 2008 and 2007, the Company had revenues of over 10% of total revenue from individual customers and related accounts receivable over 10% of total accounts receivable at December 31, 2008 and 2007 as follows (“*” means < 10%):

	Revenues		Accounts Receivable
	2008	2007	2008

Customer A	26%	*	23%
Customer B	21%	24%	*
Customer C	16%	15%	*
Customer D	11%	*	*
Customer E	*	40%	*
Customer F	*	10%	*
Customer G	*	*	63%

Customer G is the California Department of Conservation, which pursuant to terms of incentive grants are billed quarterly and accounts for the relatively large percentage of accounts receivables as compared to revenues.  Accounts receivable are current as to payment terms.

Note 5.  Notes Payable and Convertible Notes Payable

Pursuant to terms of a Business Loan Agreement, Security Agreements and $2 million Promissory Note with the California Integrated Waste Management Board (“CIWMB”), in 2005 the Company received cash into escrow after deduction of $10,000 loan fees paid to CIWMB. The loan fee was recorded as a debt discount, which is amortized over the loan term.  The promissory note bears interest at 4.25% per annum, with interest only monthly payments during the first year, and then principal and interest monthly payments of approximately $22,500 starting in July 2006 until fully paid in May 2015. The promissory note is collateralized by equipment purchased for the recycling plant, a secondary security interest in all other machinery and equipment and other Company assets, and guaranteed by the Company's then chief executive officer.  Balances as of December 31consis of the following (in thousands):

		Unamortized	Notes, net
	Notes	debt discount	of discount
December 31, 2008
Current portion	$209	$-	$209
Non-current portion	1,305	(6)	1,299
Total	$1,514	$(6)	$1,508
December 31, 2007
Current portion	$200	$-	$200
Non-current portion	1,514	(7)	1,507
Total	$1,714	$(7)	$1,707

Convertible notes payable and related accounts at December 31, 2008, consist of the following (in thousands):

	Convertible	Unamortized	Notes, net	Accrued
	Notes	debt discount	of discount	interest
Convertible promissory notes, due March 2009
Due to related parties	$2,626	$(1,171)	$1,455	$124
Due to others	1,389	(597)	792	64
Subtotal	4,015	(1,768)	2,247	188
Convertible promissory notes, due December 2011
Due to related parties	3,120	(3,079)	41	10
Due to others	329	(324)	5	1
Subtotal	3,449	(3,403)	46	11
Total	$7,464	$(5,171)	$2,293	$199

Notes payable and related accounts at December 31, 2007, consist of the following (in thousands):

	Convertible	Unamortized	Notes, net	Accrued
	Notes	debt discount	of discount	interest
Subordinated convertible notes	$292	$-	$292	$58
Director notes	2,351	-	2,351	127
Short-term notes	2,162	(1,100)	1,062	39
Private placement convertible notes	12,934	(3,314)	9,620	1,423
	$17,739	$(4,414)	$13,325	$1,647

Due to related parties	$9,271	$(1,856)	$7,415	$846
Due to others	8,468	(2,558)	5,910	801
Total	$17,739	$(4,414)	$13,325	$1,647

At December 31, 2008, aggregate maturities of notes payable were as follows (in thousands):

		Convertible
Year ending December 31,	CIWMB	Notes	Total
2009	$209	$4,015	$4,224
2010	219	-	219
2011	229	3,449	3,678
2012	240	-	240
2013	249	-	249
Thereafter	368	-	368
	$1,514	$7,464	$8,978

2008 Issuance of Common Stock in exchange for Private Placement and Subordinated Convertible Notes Payable and Warrants – During 2008, the Company issued approximately 243.9 million shares of its common stock in exchange for full satisfaction of all then outstanding convertible notes payable, which approximated $13.2 million and related accrued interest of approximately $1.7 million, and the return of outstanding warrants to purchase approximately 38.6 million shares of Company common stock having an exercise price of $0.06 per share and expiring in April 2015, which such warrants were acquired when the notes were issued.  The total number of shares issued was in excess of what would have been received had the notes been converted according to original terms.  The Company has accounted for this transaction pursuant to Statement of Financial Accounting Standards No. 84 “Induced Conversions of Convertible Debt—an amendment of APB Opinion No. 26 “, and accordingly, the excess of fair value of consideration issued by the Company over the fair value of what would have been received has been recorded as a loss of approximately $2.8 million.  The remaining unamortized debt discount of approximately $2.2 million was written off and recognized as interest expense and the remaining unamortized debt issue costs of $198,000 were written off with the offset decreasing additional paid-in capital.

2008 Issuance of Convertible Preferred Stock in exchange for Director Notes and Short-term Notes - During 2008, holders of outstanding Director Notes and Short-term notes, which had an outstanding principal amount of approximately $2.9 million and $4.6 million and related accrued interest payable of $318,000 and $206,000, respectively, exchanged all such notes and accrued interest for 152,843,413 shares of the Company’s Series A Convertible Preferred Stock and 111,240,040 shares of the Company’s Series B-1 Convertible Preferred Stock.  The unamortized balance of deferred debt discount relating to a portion of the notes was $201,000 and was written off upon the transaction with the offset decreasing additional paid in-capital.

Pursuant to terms of an Amended and Restated Subordination and Intercreditor Agreement (the “Intercreditor Agreement”) signed by purchasers of Convertible Notes due December 2011 and certain purchasers of Convertible Notes due March 2009, approximately $2.6 million of Convertible Notes due March 2009 are subordinate to $3.0 million of Convertible Notes due December 2011 held by certain investors (the “Senior Lenders”) (the “Senior Debt”); provided that so long as at the time of and after giving effect to any such payment of principal or interest due on subordinated debt, no Event of Default (as defined) has occurred under the amended and restated notes, security agreements and other documents evidencing the Convertible Notes due December 2011, or would occur as a result thereof, the Company may make regularly scheduled payments of principal and interest on such subordinated debt.

2008 Issuance of Convertible Promissory Notes, due March 2009 – During 2008, the Company received cash of approximately $3.9 million and a promissory note with related accrued interest totaling approximately $101,000 and in exchange issued convertible notes payable due March 31, 2009 (the “Convertible Notes due March 2009”) of approximately $4.0 million and warrants to purchase approximately 134 million shares of Company common stock at a per share price of $0.015 that expire in April 2015.  The Convertible Notes due March 2009 bear interest at 15%, and are convertible into shares of Company common stock, and upon written election at the discretion of holders of 60% or more of the aggregate principal amount of Convertible Notes due March 2009 then outstanding, the entire principal amount of such notes, together with all accrued interest, which shall be computed as if such notes were held until March 31, 2009, regardless of whether converted prior to that date, shall be converted.  If the Company has raised $1 million in new equity, the conversion price would be the lesser of 80% of the new equity price or $0.015 per share.  If such next equity financing has not occurred, then the conversion securities shall consist of shares of a newly created series of Series C Convertible Preferred Stock of the Company having rights, preferences and privileges substantially similar to those of the Company’s Series B Stock, except that the liquidation preference shall be senior to the Series B Stock and the Company’s Series A Convertible Preferred Stock, at a price per share equal to $0.015 (subject to appropriate adjustment for all stock splits, subdivisions, combination, recapitalizations and the like) until April 2015.  The Company has pledged as collateral pursuant to terms of a Security Agreement relating to the Convertible Notes due March 2009, as amended and restated, substantially all of its assets, subject only to a security interest granted to CIWMB.  Debt discount relating to these Convertible Notes approximated $4.0 million, of which approximately $2.2 million was amortized to interest expense during 2008, with the remainder to be amortized in 2009.  The fair value of warrants was computed using a Black-Scholes option pricing model with the following assumptions:  expected term of 6.5 years (contractual term), volatility of 156% (based on historical volatility), zero dividends and interest rate of approximately 3.1%. In connection with a subsequent financing in 2008, upon written election of holders of more than 65% of the aggregate principal amount of Convertible Notes due March 2009 then outstanding, the Convertible Notes due March 2009 are subordinate to Convertible Notes due December 2011.

2008 Issuance of Convertible Promissory Notes, due December 2011 - Additionally, in 2008, the Company received cash of approximately $3.4 million and an amount due to an officer for deferred compensation of $50,000 and in exchange issued convertible notes payable due in December 2011(the “Convertible Notes due December 2011”) of approximately $3.45 million and warrants to purchase approximately 115 million shares of Company common stock at a per share price of $0.015 that expire in April 2015.  The Convertible Notes bear interest at 8%.   The Convertible Notes due December 2011 are convertible into shares of Company Series C Convertible Preferred stock, and upon written election at the discretion of holders of 70% or more of the aggregate principal amount of Convertible Notes due December 2011 then outstanding, the entire principal amount of such notes, together with all accrued interest shall be converted at a price per share equal to $0.015 (subject to appropriate adjustment for all stock splits, subdivisions, combination, recapitalizations and the like).  The Company has pledged as collateral pursuant to terms of a Security Agreement relating to the Convertible Notes, as amended and restated, substantially all of its assets, subject only to a security interest granted to CIWMB.  Debt discount relating to these Convertible Notes approximated $3.4 million, of which approximately $46,000 was amortized to interest expense during 2008, with the remainder to be amortized approximately $1.2 million in each of 2009 and 2010 and $1.1 million in 2011.  The fair value of warrants was computed using a Black-Scholes option pricing model with the following assumptions:  expected term of 6.3 years (contractual term), volatility of 151% (based on historical volatility), zero dividends and interest rate of approximately 1.5%.  Pursuant to terms of an Amended and Restated Subordination and Intercreditor Agreement (the “Intercreditor Agreement”) signed by purchasers of Convertible Notes due December 2011 and certain purchasers of Convertible Notes due March 2009, the Convertible Notes due March 2009 are subordinate to $3.0 million of Convertible Notes due December 2011 held by certain investors (the “Senior Lenders”) (the “Senior Debt”); provided that so long as at the time of and after giving effect to any such payment of principal or interest due on subordinated debt, no Event of Default (as defined) has occurred under the amended and restated notes, security agreements and other documents evidencing the Convertible Notes due December 2011, or would occur as a result thereof, the Company may make regularly scheduled payments of principal and interest on such subordinated debt.

2008 Issuances of Other Notes Payable – During 2008, the Company received $300,000 cash pursuant to terms of a short-term $300,000 promissory note bearing interest at 15%, which was repaid in full.  Additionally, during 2008, the Company’s Chief Executive Officer loaned the Company $270,000 pursuant to terms of short-term notes payable bearing interest at 15%, of which $175,000 was repaid.  The remaining $95,000 and related accrued interest of approximately $6,000 were exchanged for convertible notes payable, which were subsequently converted into shares of the Company’s common stock.

2007 Issuances of Private Placement Notes and Warrants - During 2007, the Company received $5 million pursuant to investment terms substantially similar to the PPM (the “Additional Investment”) and issued $5 million Private Placement Notes and Private Placement Warrants to purchase 15,000,000 shares of common stock.  In connection with the Additional Investment, the placement agent received cash fees of approximately $100,000 and received warrants, with a cashless exercise provision, to purchase 382,429 shares of restricted common stock of the Company at a per share price of $0.06 exercisable for 10 years.  Pursuant to rights and terms of the Additional Investment purchase agreement, the holder of $2 million of notes designated one person to become a member of the Company’s Board of Directors, which such person was appointed in 2007.  Additionally, in 2007, the Company issued three PPM Units, comprised of $75,000 of Private Placement Notes and 225,000 Private Placement Warrants in exchange for accrued liabilities, which such notes were immediately converted into 769,231 shares of Company common stock in accordance with terms of the notes.  During 2007, debt discount, comprised of warrant and beneficial conversion feature values, of approximately $5 million was recorded.  The fair value of warrants was computed using a Black-Scholes option pricing model with the following assumptions: expected term of 8 years (based on the contractual term), volatility of 180% (based on historical volatility), zero dividends and interest rate of 4.6%.  During 2008 and 2007 approximately $2.6 million and $2.4 million, respectively, of the discount was amortized to interest expense.

2007 Issuances of  Director Notes due in 90 days – During 2007, the Company received cash proceeds of approximately $2.7 million from various members of the Company’s then Board of Directors (the “Director Notes”).  In accordance with the Director Notes, each lender received a promissory note with an interest rate of 15% per annum (the “Note”).  All or any portion of the Note, any accrued interest thereon and all other sums due under the Note, was due and payable on demand within 90 days of the Note.  In connection with these notes, lenders received common stock purchase warrants to purchase 22,657,000 shares of Company common stock with an exercise price of $0.06 per share that expire in April 2015.  The shares underlying the warrants are subject to piggy back registration rights.  The exercise price of the warrants is subject to anti-dilution downward adjustments in the event the Company sells common stock at a price below the exercise price.  Debt discount relating to the value of warrants issued of approximately $2.7 million was recorded and amortized to interest expense during 2007.   The fair value of warrants was computed using a Black-Scholes option pricing model with the following assumptions: expected term of 7.8 years (based on the contractual term), volatility of approximately 180% (based on historical volatility), zero dividends and interest rate of approximately 4.6%.

2007 Issuances of Short-term Notes due in 180 days - During 2007, the Company received cash proceeds of approximately $2.2 million from new and existing investors and issued to each lender a promissory note with an interest rate of 15% per annum, due and payable on demand within 180 days (the “Short-Term Notes”), and warrants to purchase approximately 15 million shares of Company common stock with an exercise price of $0.06 per share that expire in April 2015.  During 2008, the Company received cash of approximately $3.1 million and issued to each lender Short-Term Notes, and issued to certain lenders warrants to purchase approximately 9.2 million shares of Company common stock with an exercise price of $0.06 per share that expire in April 2015.   The shares underlying the warrants are subject to piggy back registration rights.  The exercise price of the warrants is subject to anti-dilution downward adjustments in the event the Company sells common stock at a price below the exercise price.  Debt discount relating to the value of warrants issued in 2007 and 2008 of approximately $1.1 million and $539,000, respectively, was recorded, of which approximately $1.2 million and $270,000 was amortized to interest expense during 2008 and 2007.  The fair value of warrants was computed using a Black-Scholes option pricing model with the following assumptions: expected term of approximately 7.7 years (based on the contractual term), volatility of approximately 166% - 180% (based on historical volatility), zero dividends and interest rate of approximately 4.6%.

2006 Issuances of Subordinated Notes due in Twelve Months - During 2006, the Company received $2.8 million pursuant to a private placement of subordinated convertible notes (the “Subordinated Notes”), bearing interest at 10%, with principal and accrued interest due 12 months from issuance, convertible into shares of the Company’s common stock at a price of $0.0975 per share, and warrants, with cashless exercise provisions, to purchase 28,000,000 shares of restricted common stock, exercisable until April 2015 at an exercise price of $0.12 per share (the “Subordinated Notes Warrants”).  The conversion price of the debentures was subject to anti-dilution downward adjustments in the event the Company sells common stock or securities convertible into common stock at a price below the conversion price. The Subordinated Notes rank pari passu with Private Placement Notes and were subordinated only to the security interest granted to CIWMB.  The shares underlying the notes and warrants are subject to piggy back registration rights.  In 2006, the holder of a $200,000 short-term convertible note payable converted the note, plus accrued interest into a Subordinated Note of $202,000 and 2,020,000 warrants.  During 2006, debt discount relating to these Subordinated Notes of approximately $3.2 million was recorded, of which approximately $1.9 million and $1.3 million was amortized to interest expense during 2007 and 2006, respectively.  The fair value of warrants was computed using a Black-Scholes option pricing model with the following assumptions: expected term of 9 years (based on the contractual term), volatility of approximately 180% (based on historical volatility), zero dividends and interest rate of approximately 4.6%.  The discount was fully amortized at December 31, 2007. In the event holders of Subordinated Notes elect to convert such notes into shares of Company common stock, the Company will issue Subordinated Notes Warrants exercisable into that number of shares of the Company’s common stock equal to the quotient of (i) 65% of the value of the converted notes divided by (ii) a per share price of $0.12, a total of 16,260,833 warrants if all notes are converted. The Subordinated Notes became due in 2007, and in 2007, Subordinated Notes in the amount of approximately $2.7 million, together with accrued interest of approximately $269,000, were converted into approximately 30.5 million shares of common stock.  At December 31, 2007, there were Subordinated Notes approximating $292,000, all of which were subsequently converted into common stock in 2008.

2006 Issuances of Private Placement Notes due 18 in Months – During 2006 proceeds were received into escrow pursuant to a  private placement memorandum (the “PPM”) through the offering of Units for $25,000 per unit, each Unit consisting of a $25,000 junior secured subordinated convertible debenture (the “Private Placement Notes”), bearing interest at 10% with principal and accrued interest due 18 months from issuance (“maturity date”), convertible into shares of the Company’s common stock at a price of $0.0975 per share, and a warrant, with a cashless exercise provision, to purchase 75,000 shares of restricted common stock of the Company, exercisable until April 15, 2015 at an exercise price of $0.06 per share (the “Private Placement Warrants”).  The conversion price of the debentures and exercise price of the warrant are subject to anti-dilution downward adjustments in the event the Company sells common stock or securities convertible into common stock at a price below the conversion or exercise prices. The Private Placement Notes were collateralized by a security interest in substantially all of the Company’s assets, which such security interest is subordinated only to the security interest granted to CIWMB, and rank pari passu with the Subordinated Notes.  The shares underlying the debentures and warrants are subject to piggy back registration rights.  In addition, a registration statement must be filed within 30 days after an investor elects to convert all or any portion of the debenture.  During 2006, proceeds were received for approximately $7.9 million of Private Placement Notes and approximately 23.7 million warrants.  At December 31, 2006, approximately $1.2 million of escrowed funds had not been disbursed to the Company, which was reported as a receivable for cash in escrow for securities sold, and which was received by the Company in 2007. In 2007, the offering closed and the debentures and warrants were issued. In 2006, debt discount was recorded, of which approximately $1.8 million was amortized to interest expense in 2007.  During 2007, Private Placement Notes in the amount of approximately $125,000, together with accrued interest of approximately $13,000, were converted into approximately 1.4 million shares of common stock.  At December 31, 2007, there were Private Placement Notes of $2.4 million that were due beyond their maturity date, all of which were converted into shares of common stock in 2008.

Note 6. Preferred Stock, Common Stock and Stock Warrants

Authorized Shares – In December 2008,  the Company amended its Certificate of Incorporation (the “Amendment”) with the state of Delaware to increase the number of authorized shares of capital stock to Four Billion Two Hundred Million (4,200,000,000) shares of capital stock (the “Amended Authorized Amount”).  On January 12, 2009, the Company received notice from the state of Delaware confirming the Amendment.   Of the Amended Authorized Amount, Two Billion Five Hundred Million (2,500,000,000) shares are classified as common stock and One Billion Seven Hundred Million (1,700,000,000) shares are classified as preferred stock, of which the Company has designated and authorized 152,843,413 shares as Series A Preferred Stock (the “Series A Preferred Stock”), 336,240,040 shares as Series B-1 Convertible Preferred Stock (the “Series B-1 Preferred Stock”), 140,000,000 shares as Series B-2 Convertible Preferred Stock (the “Series B-2 Preferred Stock”, and together with the Series B-1 Preferred Stock, the “Series B Preferred Stock”), and 400,000,000 shares as Series C Convertible Preferred Stock (the “Series C Preferred Stock”).  In August 2008, the Company amended its Certificate of Incorporation with the state of Delaware to authorize a maximum of One Billion Five Hundred Million (1,500,000,000) shares of $0.001 par value common stock, and 700,000,000 shares of $0.001 par value preferred stock, of which the Company designated and authorized 152,843,413 shares as Series A Preferred Stock, 336,240,040 shares as Series B-1Preferred Stock, and 10,916,546 shares as Series B-2 Preferred Stock.

Preferred Stock - A summary of the significant rights and privileges of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock (together, the Preferred Stock”) is as follows:

Voting – Each share of Preferred Stock entitles the holder thereof to vote on all matters except as required by law, voted on by holders of the Company’s common stock on an as-converted basis.  For as long as any shares of Series A Preferred Stock remain outstanding, the affirmative vote of the holders of a majority of the outstanding shares of Series A Preferred Stock, voting separately as a single class, shall be necessary to amend the rights, preferences or privileges of the Series A Preferred Stock, however effected, whether by amendment, merger, consolidation, recapitalization or otherwise, provided that no such separate consent of the Series A Preferred Stock shall be required with respect to any such amendment if a similar amendment is contemporaneously effect with respect to the rights, preferences or privileges of the Series B Preferred Stock and the amendment is approved by holders of a majority of the Series B Preferred Stock then outstanding.  For as long as any shares of Series B Preferred Stock remain outstanding, the affirmative vote of the holders of a majority of the outstanding shares of Series B Preferred Stock, voting separately as a single class, shall be necessary to take certain described actions, however effected, whether by amendment, merger, consolidation, recapitalization or otherwise, which include, among others, transactions with affiliates, except on an arms-length basis, authorization, creation or issuance of any class of capital stock of the Company ranking senior to or on a parity with the Series B Preferred Stock, authorizing any increase or decrease in the total authorized shares or any amendment to the rights, preferences or privileges of the Series A Preferred Stock or Series B Preferred Stock, and paying any dividend or distribution on any shares of capital stock of the Company (other than dividends paid on Preferred Stock).  For so long as 134,496,016 shares of Series B Preferred Stock (as adjusted for stock dividends, splits or the like) remain outstanding, holders of Series B Preferred Stock, voting separately as a single class, shall have the right to elect three Directors (3 of 7) to the Company’s Board of Directors.

Conversion - Each share of Preferred Stock is convertible at the option of the holder into fully paid and non-assessable shares of the Company’s common stock on a one-for-one basis.  Upon election by holders of a majority of the then outstanding shares of Series B Preferred Stock, all issued and outstanding shares of Preferred Stock shall automatically be converted into shares of common stock at the conversion rate in effect upon conversion, as potentially adjusted for any dividends or distributions, stock dividends, combinations, splits, and the like with respect to such shares.  Pursuant to conversion terms, the Company shall at all times reserve and keep available out of its authorized but unissued shares of common stock, solely for the purpose of effecting the conversion of the shares of Preferred Stock, such number of shares as shall be sufficient to effect the conversion of all such outstanding shares.

Dividends - Holders of Preferred Stock shall be entitled to receive, on a pari passu basis, when, as and if declared by the Board of Directors, out of any assets of the Company legally available therefore, dividends at a  rate of 5% of the Original Issue Price of such share of Preferred Stock (in each case, as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) per annum prior and in preference to the holders of the Company’s common stock, and in preference to the holders of any other equity securities of the Company that may from time to time come into existence to which the Preferred Stock ranks senior (such junior securities, together with the Company’s common stock, “Junior Securities”).  No dividends will be paid on Junior Securities in any year unless such dividends of the Preferred Stock are paid in full or declared and set apart.  Additionally, whenever the Company shall pay a dividend on its common stock, each holder of a share of Preferred Stock shall be entitled to receive, at the same time the dividend is paid on the common stock, a dividend equal to the amount that would have been paid in respect of the common stock issuable upon conversion of such share of Preferred Stock.  As of December 31, 2008, no dividends have been declared.

Liquidation - In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Company, holders of Series B Preferred Stock are entitled to be paid out first, prior and in preference to any distribution of any of the assets of the Company to holders of common stock, Series A Preferred Stock, or any other stock of the Company ranking junior to the Series B Preferred Stock, an amount per share equal to the Original Issue Price of $0.02 per share of Series B-1 Preferred Stock, of $0.0175 per share of Series B-2 Preferred Stock and of $0.015 per share of Series C Preferred Stock, plus all declared and unpaid dividends on such shares. After payment of the full liquidation preference of the Series B Preferred Stock, if assets or surplus funds remain, holders of Series A Preferred Stock shall be entitled to be paid out first, prior and in preference to any distribution of any of the assets of the Company to holders of common stock,  or any other stock of the Company ranking junior to the Series A Preferred Stock, an amount per share equal to the Original Issue Price of $0.03 per share, plus all declared and unpaid dividends on such shares.

Redemption – The Preferred Stock are not redeemable, except that, in the event of a Change of Control (as defined), holders of a majority of the then outstanding shares of Series A Preferred Stock and/or Series B Preferred Stock, separately as two groups, can require redemption of the Series A Preferred Stock and/or Series B Preferred Stock, as the case might be, at a redemption price per share equal to the amount per share to which such holder would be entitled upon a liquidation, dissolution or winding up of the Company.  A “Change of Control”, as defined, means (i) the beneficial acquisition by any person or group of 45% or more of the voting power of the outstanding common stock of the Company, (ii) the occupancy of a majority of Board seats by persons other than the directors occupying such seats as of the date of the initial issuance of shares of Series B Preferred Stock (the “Current Directors”) or persons nominated by Current Directors or their nominated successors, or (iii) there shall occur a change in the Chief Executive Officer of the Company without the consent of holders of a majority of the outstanding shares of Series B Preferred Stock.  A Change of Control will be treated as a liquidation, dissolution or winding up of the affairs of the Company with respect to certain matters, except as otherwise agreed by holders of a majority of the then outstanding Series B Preferred Stock.

Preferred Stock Issued for Cash and Exchange of Debt and Other Securities – In June 2008, the Company issued (i) 165,000,000 shares of its Series B-1 Preferred Stock for $3.3 million cash, (ii) 152,843,413 shares of its Series A Preferred Stock and 111,244,040 shares of its Series B-1 Preferred Stock in exchange for outstanding Director Notes and Short-term promissory notes having a principal balance of approximately $7.5 million and related accrued interest payable of $525,000, and (iii) 60,000,000 shares of its Series B-1 Preferred Stock in exchange for shares of the Company’s “old” preferred series A preferred stock, which was issued in exchange for $1.2 million cash received during April and May 2008, and which such series was eliminated upon exchange. The fair value of shares of common stock that preferred shares are convertible into exceeded the recorded value of notes and accrued interest exchanged and cash received by approximately $9.0 million; this beneficial conversion feature is presented as a constructive dividend, increasing the net loss in the computation of net loss per share attributable to holders of common stock. Since the Company has an accumulated deficit the dividend was charged to additional paid-in capital with a corresponding credit to additional paid-in capital for the beneficial conversion value resulting in no net accounting effect. In connection therewith, the Company entered into an Investor Rights Agreement with investors who acquired shares of Series A Preferred Stock and Series B Preferred Stock (each an “Investor” and together “Investors”).  Pursuant to terms of such agreement, among other things, the Company has agreed to file with the Securities and Exchange Commission a registration statement to enable the resale of common shares issuable pursuant to conversion terms of Senior Preferred Stock and certain warrants issued concurrently, upon written notice of at least 40% of the then Registrable Securities, as defined, to use reasonable best efforts to file such registration statement, and such additional registration statements as may be necessary, at the earliest practicable date on which the Company is permitted by the SEC guidance to file such additional registration statements, and to cause such registration statement(s) to become effective and continue to be effective for such period necessary to provide for, in general, the resale of such securities with certain exceptions and limitations.  The Investor Rights Agreement also provides Investors with certain piggy-back registration rights.  Additionally, pursuant to terms of the Investor Rights Agreement, for a three year period, each Investor holding at least 5,000,000 shares of common stock or Senior Preferred Stock (each a “Major Holder”), shall, in general, have a pre-emptive right to receive from the Company prior notice of any proposed or intended issuance or sale of securities and to purchase such eligible purchaser’s pro rata percentage of the number of shares of common stock, as converted and defined, on such same terms and conditions.

In connection with terms of the First Amendment to Securities Subscription Agreement pertaining to the purchase of Series A and B Convertible Preferred Stock, the Company granted to certain purchasers rights to purchase up to an aggregate of 140 million shares of the Company’s Series B-2 Convertible Preferred Stock on or prior to March 31, 2009 at a price of $0.0175 per share, subject to certain terms and conditions of various related agreements, including the authorization of a sufficient number of shares to be issued.  In January 2009, the Company received notification from the state of Delaware of authorization of its amendments to Articles of Incorporation authorizing 140 million shares of Series B-2 Convertible Preferred Stock.

Common Stock - Each share of common stock is entitled to one voting right, the right to share in earnings and the right to share in assets upon liquidation.

Common Stock Issued for Conversion of Series B-1 Convertible Preferred Stock – During 2008, 7,609,802 shares of Series B-1 Convertible Preferred Stock were converted for that same number of shares of Company common stock.

Common Stock Issued Upon Induced Conversion of Debt and Exchange of Warrants - During 2008, the Company issued approximately 243.9 million shares of its common stock in exchange for full satisfaction of all outstanding convertible notes payable, which approximated $13.2 million and related accrued interest of approximately $1.7 million, and the return of outstanding warrants to purchase approximately 38.6 million shares of Company common stock having an exercise price of $0.06 per share and expiring in April 2015, which such warrants were acquired when the notes were issued.

Additionally, the Company made a special offer to holders of warrants to purchase Company common stock  to exchange all outstanding warrants into shares of Company common stock in a number of shares equal to 60% to 75% (depending on the warrant) of the number of warrant shares exchanged.  Holders of approximately 124.2 million warrants accepted the offer and the Company issued approximately 81.9 million shares of its common stock.  The shares were valued at approximately $536,000 based on the closing stock price on the exchange date, and the excess of fair value issued over the fair value of securities received has been recorded as a loss of approximately $556,000.

Common Stock Issued in Exchange for Accounts Payable and Accrued Liabilities - During 2008, the Company entered into agreements with certain vendors that have provided services to the Company to issue shares of its common stock in satisfaction of amounts owed, and in connection with these agreements agreed to issue approximately 15.9 million shares of its common stock in satisfaction of approximately $754,000 owed, which included approximately 12.0 million shares issued in exchange for $567,000 included in accounts payable – related party at December 31, 2007.   The shares were valued at $829,000 based on the quoted trading price on the agreement dates, resulting in a loss on payment of approximately $75,000.

Common Stock Issued for Conversion of Notes Payable – During 2007, Subordinated Notes in the amount of approximately $2.7 million, together with accrued interest of approximately $269,000, were converted into 30,545,769 shares of common stock, and Private Placement Notes in the amount of approximately $125,000, together with accrued interest of approximately $13,000, were converted into approximately 1,415,740 shares of common stock.

Common Stock Issued for Services - During 2006, the Company entered into an employment agreement with an individual to serve as its Chief Executive Officer and a Director, pursuant to which, among other things, the executive received 44,000,000 shares of Company common stock, of which 26,400,000 were fully vested, and of which 11,000,000 shares vested in 2007, and the remaining vested during the nine months ended September 2008.  The total value of the shares based on the grant date quoted trading price of the Company’s common stock was approximately $5.7 million.  The Company recognized stock-based compensation expense of approximately $405,000, $1.4 million and $3.9 million in 2008, 2007 and 2006, respectively.  As of December 31, 2008, there was no additional expense to be recognized with respect to these issuances of equity securities.

Pursuant to an agreement with an executive recruiter and placements of the Company’s Chief Executive and Operating Officers in 2006, the recruiter received 11,456,923 shares of Company common stock, of which 9,036,923 shares were immediately fully-vested, and of which 2,420,000 shares vested in September 2007, and warrants to purchase 519,750 shares of Company common stock at a per share price of $0.06 per share exercisable for 10 years, and warrants to purchase 4,950,000 shares of Company common stock at a per share price of $0.0975 exercisable for 10 years.  The shares are valued at approximately $1.5 million based on the quoted trading prices of $0.13 and $0.135 on the effective dates and the warrants are valued at approximately $737,000 computed using a Black-Scholes option pricing model with the following assumptions: contractual term of 10 years, volatility of 183% (based on historical volatility over the term), zero dividends and interest rate of 4.8%. The Company recognized stock-based compensation expense of approximately $445,000 and $1.8 million during 2007 and 2006, respectively.  As of December 31, 2007, there is no additional expense to be recognized with respect to these issuances of equity securities.

In February 2007, the Company entered into an employment agreement with an individual to serve as its Vice President of Sales & Marketing, pursuant to which, among other things, the executive received 4.4 million shares of Company common stock, 1.1 million of which were fully-vested and the remainder vesting evenly over the next three years, and is entitled to receive warrants to purchase 1.1 million shares of Company common stock at $0.30 per share on the one year anniversary of the employment agreement and warrants to purchase 1.1 million shares of Company common stock at $0.40 per share on the second year anniversary.  The warrants have a four-year term and vest ratably over 3 years.  The shares are valued at approximately $1.1 million based on the quoted trading price of $0.25 on the effective date and the warrants are valued at approximately $511,000 computed using a Black-Scholes option pricing model with the following assumptions: contractual terms of 4 and 10 years, volatility of 184% (based on historical volatility over the term), zero dividends and interest rate of 4.5%.  In connection with this agreement, the Company recorded compensation expense for fully-vested shares and for a portion of the unvested shares amortized on a straight-line basis over the vesting periods.  The Company recorded compensation expense of approximately $367,000 and $792,000 during 2008 and 2007, respectively.  In addition, the executive received three Private Placement Units, consisting of $75,000 of Private Placement Notes and Private Placement Warrants to purchase 225,000 shares of Company common stock, for which the Company recorded compensation expense of $75,000.  As of December 31, 2008, there was approximately $453,000 of unrecognized compensation expense related to unvested stock and warrants, which is expected to be recognized as expense of approximately $300,000 in 2009, and $153,000 in 2010.

 In February 2007, the Company entered into a consulting services agreement, which terminated December 31, 2007, with the Company’s former Chief Financial Officer, pursuant to which, among other things, the Company issued to the former officer 492,308 fully-vested shares of its common stock, and agreed to pay annual compensation of $120,000 in consideration for services during the term and in exchange for release of any claim to accrued compensation while previously employed by the Company, which such amount was $168,000.  In connection with this agreement, the Company recorded the shares issued as an increase in common stock and additional paid-in capital of approximately $133,000 based on the $0.27 quoted trading price on the agreement date and compensation expense of approximately $85,000.

During 2007, the Company granted 5,070,411 shares of Company common stock to various non-employee service providers and has recorded the fair value of shares issued based on the closing market price of stock on the respective measurement dates of approximately $899,000 as an increase in additional paid-in capital.  Stock-based compensation expense is recognized over the requisite service periods, all of which expired in 2007 except one relating to rent, which expired in 2008.

Pursuant to terms of a 2007 mutual settlement and release agreement, in 2008, the Company issued 5,000,000 shares of its common stock to a former executive, and the former executive returned to the Company for cancellation all previously issued warrants, which include vested warrants to purchase approximately 17 million shares and forfeited all rights to acquire additional shares under the employment agreement.  The Company recorded the 5,000,000 shares issuable, net of the approximately $101,000 fair value of warrants surrendered, as compensation expense of approximately $249,000 during 2007, based on the $0.07 quoted trading price of the Company’s common stock and black-scholes fair value computations at year-end, when it was determined that it was more likely than not that such an arrangement would be agreed upon.

In 2006, the Company entered into an employment agreement with its former Chief Executive Officer to serve as Chief Technology Officer, pursuant to which, among other things, the executive received 24,000,000 fully-vested shares or share equivalents (warrants), of which he had previously received 17,953,208 of such shares and share equivalents.  In connection with this agreement, inasmuch as the shares were fully vested, the Company recorded compensation expense and an increase in additional paid-in capital of $847,000, which was determined on the $0.14 per share quoted trading price on the date of the employment agreement.  Further, pursuant to this agreement the Company agreed to issue 2,000,000 shares of its common stock to this executive upon satisfying obligations, as defined, and in 2007, the Company’s Board of Directors resolved that such obligations had been satisfied and that the shares shall be issued.  The Company recorded expense of $160,000, which was determined based on the $0.08 per share quoted trading price on the date of the board resolution.  As of December 31, 2007, the shares had not been issued and are accordingly reported as common stock issuable.  In 2008, the shares were issued.

In 2006, terms of Common Stock Purchase and Covenant to Adjust Agreements entered into in 2005, were amended to eliminate any further adjustments to the original purchase price, and the Company recorded the issuance of 752,731 shares and the previously recorded temporary equity redemption value of approximately $165,000 was reclassified to permanent stockholders’ equity. During 2008, the Company issued 395,588 shares of its common stock to investors, for which the Company previously recorded 752,731 shares as issued in 2006, and obtained releases from such investors as to any additional future liability or obligations, and as a result in 2008 reported a decrease in shares issued of 357,143 shares in the accompanying statement of changes in stockholders’ equity.

Stock Issued for Settlement Agreement - During 2007, the Company entered into a settlement agreement with a former consultant, pursuant to which, among other things, the Company issued 5 million shares of its common stock, and as a result recorded settlement expense of $680,000, based on the quoted trading price of the Company’s common stock of $0.135 per share on the settlement date, which included $5,000 of related legal expenses.

In 2008, the Company entered into an agreement with a former officer pursuant to terms of which, among other things, the officer ceased employment with the Company and the employment agreement entered into by the Company and officer in 2006 terminated.  In connection with this agreement, the Company paid the former officer approximately $75,000, the officer transferred to the Company 717,949 shares of Company common stock, and the Company issued 2.5 million shares of its common stock and paid $50,000 cash to a third party.  As a result, the Company recorded expense of approximately $178,000 in 2008.

Stock Issued Upon Exercise of Warrants - During 2007, pursuant to receipt of notices of cash and cashless exercises of 6,048,439 warrants, the Company issued 4,119,596 shares of its common stock and received proceeds of approximately $2,000.

Warrants – In connection with borrowings and other transactions, the Company issues warrants to purchase its common stock.  The fair value of warrants issued during 2008 and 2007 was estimated using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 0%; expected volatility of approximately 150% to 180% (based on historical volatility over the terms); risk-free interest rates of approximately 3% to 5%; and contractual terms of 3.5 to 10 years.  The weighted-average fair value of warrants granted during 2008 and 2007 was $0.03 and $0.19, respectively.

Stock Warrants Issued for Services - In October 2006, the Company entered into an employment agreement with an individual to serve as its Chief Operating Officer, pursuant to which, among other things, the executive will receive shares of Company common stock (or stock options, at the executive’s election) covering 5% of Common Stock Equivalents, as defined in the agreement.  The executive received options to purchase 24,000,000 shares (shares were not elected) of Company common stock, of which 12,000,000 were fully-vested, and of which 6,000,000 warrants vest in October 2007 and the remaining 6,000,000 vest pro-rata from November 2007 to October 2008. The warrants are exercisable at $0.0975 per share for ten years, and have an estimated fair value of approximately $3.2 million as determined utilizing the Black-Scholes valuation model as of the Effective Date with the following assumptions: contractual term of 10 years, volatility of 174% (based on historical volatility over the term), zero dividends and interest rate of 4.8%.  During 2007 and 2006, the Company recognized stock-based compensation expense of approximately $810,000 and $1.8 million, respectively, and as of December 31, 2007, there was approximately $655,000 of unrecognized compensation expense related to unvested stock warrants.  Pursuant to terms of a mutual settlement and release agreement, in early 2008, among other things, the former executive returned to the Company for cancellation all previously issued warrants and forfeited all rights to acquire additional shares under the employment agreement, and the Company issued to the former executive 5,000,000 shares of restricted common stock.  Warrants cancelled and forfeited are reflected as cancelled in 2007 in the following table of warrant activity, and there will be no further recognition of compensation expense.

In 2007, the Company issued warrants to a new Director to purchase 500,000 shares of its common stock at an exercise price of $0.19 per share with a 4-year term and recorded compensation expense of approximately $89,000 based on the fair value as determined utilizing the Black-Scholes valuation model.

In 2007, the Company entered into an employment agreement with an individual to serve as its Chief Financial Officer, pursuant to which, among other things, the executive received warrants to purchase 5,000,000 shares of Company common stock, 25% of which are fully-vested and the remainder vesting 1,250,000 per year over the next three years.  The warrants have a four-year term and an exercise price of $0.12 per share, and are valued at approximately $540,000 based on a Black-Scholes option pricing model valuation with the following assumptions: expected term of 4 years, volatility of 160% (based on historical volatility over the term), zero dividends and interest rate of 4.6%.  In connection with this agreement, the Company will record compensation expense for fully-vested shares and for a portion of the unvested shares amortized on a straight-line basis over the vesting periods.  The Company recorded compensation expense of approximately $231,000 during 2007.  As of December 31, 2007, there was approximately $309,000 of unrecognized compensation expense related to unvested stock and warrants. In March 2008, the executive resigned and was allowed to retain 1.25 million warrants, which were exchanged for shares of common stock in connection with the aforementioned warrants for shares exchange.  The 3.75 million unvested warrants were cancelled.

In 2007, the Company issued warrants to a new employee to purchase 2,000,000 shares of its common stock at an exercise price of $0.0975 with a ten year term and recorded compensation expense of approximately $204,000 based on the fair value as determined utilizing the Black-Scholes valuation model. The closing stock price at the issuance date was $0.19 per share.  The warrants issued to the new employee were assigned to the Company by one of its other executive officers, which was recorded as a contribution of capital in accordance with the provisions of SFAS 123R.  As of December 31, 2007, there was approximately $176,000 of unrecognized compensation expense related to unvested warrants.  During 2008, the employee left the Company and was allowed to retain the warrants on a fully-vested basis and the Company recorded the remaining $176,000 as expense.

During 2008, the Company issued to certain of its non-employee directors warrants to purchase 750,000 shares and 1,000,000 shares of its common stock at an exercise price of $0.22 and $0.07, respectively, with a term of approximately 6.8 years and recorded compensation expense of approximately $77,000 based on the fair value as determined utilizing the Black-Scholes valuation model. The closing stock price at the issuance date was $0.04 per share.

In connection with, among other things, consummation of the June 2008 financing transactions resulting in exchanges of outstanding notes payable and receipt of cash in consideration of the issuance of shares of the Company’s Series A and Series B-1 Convertible Preferred Stock, the Company issued to each of two of the Company’s new Directors warrants to purchase 10,918,072 shares of its common stock at a per share price of $0.02 with a ten-year term.  The Black-Scholes determined fair value of the warrants of approximately $1.0 million has been accounted for as stock issue costs, which results in an increase and decrease in additional paid in capital, for no net effect on stockholders’ equity.

In August 2008, the Company issued to one of its executive officers a warrant for the purchase of 7,500,000 shares of its common stock at an exercise price of $0.02, with a term of approximately 10 years.  The warrants vest monthly over three years contingent upon attainment of certain specified production and other milestones relating to future periods.  In September 2008, the officer ceased employment with the Company, the warrants were cancelled unvested, and no expense was recorded.

During 2008, the Company issued to a consultant warrants for the purchase of 7,500,000 shares of its common stock at an exercise price of $0.015, with a term of approximately 6.5 years and recorded general and administrative expense of approximately $145,000 based on the fair value as determined utilizing the Black-Scholes valuation model. The closing stock price at the issuable date was $0.02 per share.  In addition, during 2008, the Company issued to a consultant warrants for the purchase of 300,000 shares of its common stock at an exercise price of $0.02, with a term of approximately 6.5 years, the estimated fair value of which approximated $11,000 as determined utilizing the Black-Scholes valuation model.  The closing stock price at the issuable dates averaged approximately $0.04 per share.

In 2008, the Company and an individual agreed to terms of an offer of employment pursuant to which, among other things, the individual will serve as its Senior Vice President of Operations and in additional to cash compensation and other customary employee related benefits received a warrant to purchase 15 million shares of Company common stock, 25% of which vest at the end of one year and the remainder vest equally on a monthly basis over the next four years.  The warrants have a term of approximately 6.5 years and an exercise price of $0.015 per share and were valued at approximately $287,000 as determined utilizing the Black-Scholes valuation model and will be expensed over the vesting period.  The closing stock price at the issuable date was $0.02 per share. During 2008, approximately $37,000 was recognized as expense.

In 2008, the Company and an individual agreed to terms of an offer of employment pursuant to which, among other things, the individual will serve as its Chief Financial Officer and in additional to cash compensation and other customary employee related benefits received a warrant to purchase 20 million shares of Company common stock, 25% of which vest at the end of one year and the remainder vest equally on a monthly basis over the next four years.  The warrants have a term of approximately 6.5 years and an exercise price of $0.015 per share and were valued at approximately $382,000 as determined utilizing the Black-Scholes valuation model and will be expensed over the vesting period. The closing stock price at the issuable date was $0.02 per share. During 2008, approximately $8,000 was recognized as expense.

Certain of the Company’s outstanding warrants have exercise prices that are subject to downward adjustments in the event the Company sells certain of its equity securities at per share prices less that originally established exercise prices.  Additionally, certain of such warrants also contain provisions providing for an increase in the number of shares warrants that may be exercised.  The following schedules of warrants outstanding and activity give effect to such adjustments.

The intrinsic value of stock warrants is calculated by aggregating the difference between the closing market price of the Company’s common stock at the reporting period end and the exercise price of warrants which have an exercise price less than the closing price.

The following summarizes activity for stock warrants issued to lenders for borrowings, all of which are exercisable:

	Outstanding	Weighted average exercise price	Weighted average remaining contractual life in years	Aggregate intrinsic value (in thousands)
Balance at December 31, 2007	123,406,817	$0.09	6.2	$962
Issued	259,632,078	0.02
Increase for price adjustment	3,833,333	0.02
Exchanged	(129,691,141)
Balance at December 31, 2008	257,181,087	$0.02	6.3	$1,205

The following summarizes activity for stock warrants issued to consultants for services, all of which are exercisable:

	Outstanding	Weighted average exercise price	Weighted average remaining contractual life in years	Aggregate intrinsic value (in thousands)
Balance at December 31, 2007	31,715,179	$0.08	5.6	$220
Issued	21,836,144	0.02
Issuable	7,800,000	0.02
Exchanged	(9,325,693)	0.10
Balance at December 31, 2008	52,025,630	$0.03	7.5	$37

The following summarizes activity for stock warrants issued to employees and directors, of which 2,055,556 are exercisable:

	Outstanding	Weighted average exercise price	Weighted average remaining contractual life in years	Aggregate intrinsic value (in thousands)
Balance at December 31, 2007	27,575,000	$0.09	5.6	$151
Issued	9,250,000	0.04
Issuable	36,100,000	0.02
Exchanged	(23,825,000)	0.08
Forfeited	(11,250,000)	0.05
Balance at December 31, 2008	37,850,00	$0.03	6.3	$175

The following summarizes activity for all stock warrants:

	Outstanding	Weighted average exercise price	Weighted average remaining contractual life in years	Aggregate intrinsic value (in thousands)
Balance at December 31, 2007	182,696,996	$0.09	6.1	$1,333
Issued	290,718,222	0.02
Issuable	43,900,000	0.05
Increase for price adjustment	3,833,333	0.02
Exchanged	(162,841,834)	0.08
Forfeited	(11,250,000)	0.05
Balance at December 31, 2008	347,056,717	$0.02	6.5	$1,418
Additional information regarding all warrants outstanding as of December 31, 2008, is as follows:

Exercise prices		Shares	Weighted average remaining life
$0.00		60,000	2.5 years
$0.02		292,374,420	6.3 years
$0.02		30,692,667	7.8 years
$0.05		1,100,000	1.5 years
$0.06		18,979,630	6.3 years
$0.07		1,000,000	6.3 years
$0.12		1,000,000	7.2 years
$0.22		750,000	6.2 years
$0.30		1,100,000	6.2 years
	Total	347,056,717	6.5 years

Note 7.   Related Party Transactions

As summarized in Note 6, certain of the Company’s Directors, Officers and their affiliates are holders of the Company’s notes payable in the aggregate amount of approximately $5.7 million and $9.3 million at December 31, 2008 and 2007, respectively.  Accrued interest payable on the notes approximated $134,000 and $846,000 at December 31, 2008 and 2007, respectively.  Amounts payable at December 31, 2007 were exchanged for shares of Company common stock in 2008.

Included in accounts payable to related parties at December 31, 2008 and 2007 is approximately $36,000 and $55,000 due to certain of the Company’s officers, primarily relating to deferred compensation and expense reimbursements owed.

As disclosed further in Note 10, in November 2008, the Company entered into a supply agreement with a company (the “Purchaser”), which holds approximately $1.5 million of Convertible Notes due December 2011 and warrants to purchase approximately 50 million shares of Company common stock, and which has the right to and has designated a person to be a member of the Company’s Board of Directors.  The Supply Agreement was entered into prior to the Purchaser’s acquisition of securities.  Pursuant to terms of the Supply Agreement, among other things, if the Purchaser is in need of at least 1.5 million pounds of Products (as defined) for any calendar month during the three year term, then the Purchaser shall order its requirements for 1.5 million pounds from the Company, and the Company has agreed to sell Products to the Purchaser in accordance to a contractual pricing formula.  During 2008, sales of Product to Purchaser approximated $1.7 million.  Accounts receivable from Purchaser at December 31, 2008 approximated $73,000.

Pursuant to an agreement for legal services with The Otto Law Group, PLLC (“OLG”), a law firm, the managing partner of which was until December 2008 one of the Company’s Directors, the Company periodically issued to the law firm vested non-forfeitable common shares, and proceeds from the sale of such shares by the firm and reported to the Company were credited against invoice amounts due for legal services. During 2008 and 2007, the Company incurred fees for OLG legal services of approximately $327,000 and $293,000, respectively.   In March 2008, the Company issued approximately 12.0 million shares of its common stock in exchange for satisfaction of accounts payable to the firm of approximately $567,000.  At December 31, 2008, accounts payable due to the firm for services of $95,000 are included in accounts payable to related party.

In 2008, the Company entered into an agreement with a former officer pursuant to terms of which, among other things, the officer ceased employment with the Company and the employment agreement entered into by the Company and officer in 2006 terminated.  In connection with this agreement, the Company paid the former officer approximately $75,000, the officer transferred to the Company 717,949 shares of Company common stock, and the Company issued 2.5 million shares of its common stock and paid $50,000 cash to a third party.  As a result, the Company recorded expense of approximately $178,000 in 2008.

Note 8.  Income Taxes

At December 31, 2008, the Company has available approximately $45 million of net operating loss carryforwards available to offset future federal income taxes, which expire through 2028. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. A change of greater than 50% of the Company ownership could significantly limit utilization.  At December 31, 2008 and 2007, the Company has provided a valuation allowance to reduce its net deferred tax asset to zero. The valuation allowance increased by approximately $4.4 million and $4.5 million during 2008 and 2007, respectively.

Deferred income taxes represent the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes.  Significant components of deferred tax assets and liabilities consist of the following at December 31, 2008 and 2007 (in thousands):

	2008	2007
Deferred tax assets
Net operating loss carryforward	$17,845	$12,788
Current assets	7	$-
Accrued liabilities due to related parties	45	235
Total deferred tax assets	17,897	13,023
Deferred tax liabilities - property and equipment	(667)	(228)
Net deferred taxs assets before valuation allowance	17,230	12,795
Valuation allowance	(17,230)	(12,795)
Net deferred taxs assets	$-	$-

A reconciliation of the provision for income tax with income tax computed by applying the federal statutory income tax rate to loss before provision for income taxes for years ended December 31 is as follows:

	2008	2007
Income tax benefit computed at statutory rate	-34%	-34%
State income tax benefit, net of federal benefit	-3%	-3%
Nondeductible stock-based compensation and other	17%	21%
Valuation allowance	20%	16%
Effective tax rate	0%	0%

 Note 9. Participation Certificates Obligations Issued Prior to 2004

In 2000, the Company’s Board of Directors authorized the issuance of common stock to various investors.  An agreement between the Company’s then President and investors allowed participants in the Italian General Plastics Development Program to make advances based on Company common stock. Funds thus generated (approximately $815,000) were to be repaid when the Company became a public company. Upon repayment of funds advanced, investors would retain their stock ownership. To comply with Italian regulations, the Company’s then President personally issued shares of Company common stock to the investors. Funds advanced by investors were made to and deposited in accounts in the former President's name.  The Company’s former President has represented that funds received were assets of Company and that the Company assumed the related obligations, and accordingly, based on the substance of the transactions, funds advanced have been presented as Company liabilities in the accompanying balance sheet.  Prior to December 31, 2004, the Company entered into various agreements, including a settlement and release agreement, with certain investors pursuant to which the investors received shares of Company common stock in exchange for their participation certificates.  The balance outstanding approximates $354,000, which has not changed since 2004.

Note 10.  Commitments and Contingencies

Legal – On February 27, 2009, a former vendor filed a Complaint for Breach of Negotiable Instrument, Breach of Contract and Demand for Jury Trial against the Company in the United States District Court for the District of Minnesota.  The Company was served on April 2, 2009.  The former vendor has, among other things, prayed for judgments against the Company of approximately $626,000.  The Company intends to vigorously defend this action, and cannot, at this time, reasonably predict the ultimate outcome of the proceedings, if any, that will occur.  The Company establishes accruals for specific liabilities in connection with legal actions deemed to be probable and reasonably estimable.  No material amounts have been accrued in these accompanying financial statements with respect to any legal matters. Company management does not expect that the ultimate resolution of pending legal matters in future periods, including the matter described above will have a material effect on the Company’s financial condition or results of operations.

Leases – The Company leases space for its recycling plant and offices in Riverbank, California.   In 2008, the Company entered into amendments of its lease agreement, as amended, exercising its option to extend the expiration of the lease from May 2009 through March 2010 and to rent additional space.  The Company has an option to extend the lease for an additional five years. Future minimum lease payments approximate $448,000 in 2009 and $115,000 in 2010.  The Company also rents office space in San Francisco pursuant to a lease expiring in 2009, for which future minimum lease payments total $20,000.

Total rent expense was $448,000 and $341,000 in 2008 and 2007, respectively.

Supply Agreement – In November 2008, the Company entered into a supply agreement with a company (the “Purchaser”), which holds approximately $1.5 million of Convertible Notes due December 2011 and warrants to purchase approximately 50 million shares of Company common stock, and which has the right to and has designated a person to be a member of the Company’s Board of Directors.  The Supply Agreement was entered into prior to the Purchaser’s acquisition of securities.  Pursuant to terms of the Supply Agreement, among other things, if the Purchaser is in need of at least 1.5 million pounds of Products (as defined) for any calendar month during the three year term, then the Purchaser shall order its requirements for 1.5 million pounds from the Company, and the Company has agreed to sell Products to the Purchaser in accordance to a contractual pricing formula.  During 2008, sales of Product to Purchaser approximated $1.7 million.

Note 11.  Subsequent Events through April 13, 2009

As disclosed in Note 10, on February 27, 2009, a Complaint was filed against the Company, and on April 2, 2009 the Company was served.

On April 13, 2009, the Company raised $100,000 in short-term 8% convertible promissory notes due in 6 weeks.  The Company expects to receive an additional $200,000 on or before April 15, 2009, pursuant to promissory notes executed on April 13, 2009.  The Notes accrue interest at 8% and mature after 6 weeks.  At the election of the holders, the Notes can convert into Series C Convertible Preferred Stock at a price per share equal to $0.015 (subject to appropriate adjustment for all stock splits, subdivisions, combinations, recapitalizations and the like).

Note 12.  Quarterly Financial Data (unaudited)

Summarized quarterly financial information relating to operating results during the years ended December 31, 2008 and 2007 is presented below (in thousands, except per share data):

	Three months ended in 2008				Three months ended in 2007
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31
		(restated (c))
Revenues	$1,510	$1,410	$2,525	$1,245	$99	$418	$1,450	$2,372

Gross margin	(83)	44	633	355	(75)	(11)	202	3

Loss from operations (a)	(3,261)	(3,003)	(3,293)	(2,728)	(3,401)	(4,636)	(3,405)	(4,589)

Net loss (b)	(11,598)	(3,693)	(3,823)	(4,866)	(6,810)	(8,375)	(8,091)	(9,350)

Net loss attributable to holders of common stock (c)	(11,598)	(12,650)	(3,823)	(4,866)	(6,810)	(8,375)	(8,091)	(9,350)

Net loss attributable to holders of common
stock per common share, basic and diluted (c,d)	$(0.04)	$(0.02)	$(0.01)	$(0.01)	$(0.05)	$(0.06)	$(0.05)	$(0.05)

(a) - The three months ended June 30, 2007, includes settlement expense of $740.

(b) - The three months ended March 31, 2008 includes other expense of $3,458 representing the excess of fair value of common stock issued in exchange for notes payable, accrued interest and accounts payable and warrants.

(c) - The net loss attributable to holders of common stock and related per share loss for the three months ended June 30, 2008 has been restated from that previously reported to include a $8,957 constructive dividend related to the beneficial conversion feature related to convertible preferred stock. There is no effect on previously reported amounts of loss from operations, net loss, assets, liabilities, stockholders' equity or cash flows.

(d) - The total of quarterly amounts per share in 2008 does not equal the annual amount per share due to rounding.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

      (a) Solicitations or recommendations. None.

      (b) Employees and corporate assets. None.

Item 15. Additional Information

      (b) Other material information. The information contained in the Information Statement, including any and all appendices attached thereto, is incorporated herein by reference.

Item 16. Exhibits

      (a) Any disclosure materials furnished to security holders by or on behalf of the filing person, including: Preliminary Information Statement of ECO2 (incorporated herein by reference to ECO2’s Schedule 14C filed with the Securities and Exchange Commission on July 6, 2009 and as amended and filed on August 7, 2009.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Raymond Salomon (Signature)
Raymond Salomon, CFO (Name and Title)
08/07/09 (Date)